

Momentum

Annual Report 2002

The Power of a Company in Motion





infocrossing™
INC

Table of Contents



2 CHRISTIE HEIGHTS

Corporate Headquarters, Leonia, NJ



To our shareholders:

A year ago, we defined a clear strategy to capitalize on our strengths in IT outsourcing and build momentum toward becoming one of the leading providers of IT outsourcing services for large and mid-sized companies. Specifically, the management team set three priorities: attain critical mass to support our infrastructure investments and return the Company to profitability; focus on our core competencies to capture the double-digit growth in IT outsourcing; and move with speed to grow revenue and reduce non-core operating costs.

***Momentum** — the power of an object in motion; the product of mass, direction and speed.*

I'm pleased to state that in 2002, we executed on our strategy and delivered unprecedented results.

A strategic acquisition, new client sales, and growth from the existing customer base combined to push 2002 revenue to nearly $51 million for the first time in the Company's history. What's more, the greater scale and focus enabled us to achieve almost $9 million in EBITDA, and reach positive free cash flow in the fourth quarter.*

More important, we established significant momentum toward achieving our objectives in 2003 and beyond, continuing our revenue and profitability growth through IT outsourcing.

Here are the highlights.

* *See Reconciliation on page 6*



Norcross, GA facilit

The Factor of Mass —
Revenue Growth and the AmQUEST Acquisition

IT outsourcing is a proven business model built on recurring revenue streams and costs leveraged across multiple clients. Greater scale enables costs to be distributed across a larger client base, improving operating margins and reducing SG&A as a percent of revenue. Achieving a sufficient revenue base — or critical mass — to support operating expenses was a primary goal in 2002. We achieved critical mass through the combination of a strategic acquisition, the addition of new, multi-year outsourcing contracts, and the expansion of revenue from existing clients.

In February 2002, we completed the acquisition of AmQUEST, Inc. an Atlanta-based IT outsourcing company. The deal combined two highly complementary businesses serving similar customers in different geographic areas. The acquisition nearly doubled our outsourcing customer base, and added $17 million to our annual revenue. Furthermore, the synergies and scale gained through the acquisition resulted in significant savings as we consolidated AmQUEST into our Norcross, GA facility and integrated our operations and technical teams.

The combination with AmQUEST strengthened our position in the IT outsourcing industry and broadened our expertise in mid-range and open system computing. The expanded capabilities, client base, and operational leverage enabled us to attract larger prospects. We fielded an expanded sales organization staffed with highly skilled, solution sales professionals. The team targeted large and mid-sized enterprise companies for our selective outsourcing solutions, and delivered impressive results. In 2002, Infocrossing added more new outsourcing clients than in any other year.

Additionally, we saw considerable growth from our existing base of Global 2000 clients. Our customers continued to recognize the benefits of our IT outsourcing solutions, and asked us to provide them with more services. To meet their needs, we established key relationships with industry leaders to augment our solutions and open new revenue streams without incurring significant capital and overhead costs to build the capabilities in-house. The enhanced outsourcing solutions were introduced through an aggressive client services strategy that resulted in strong revenue expansion from existing clients, and improved client retention.

The Right Direction — Selective Outsourcing

As we predicted last year, economic pressures would drive more companies to outsource major elements of their IT operations. IT outsourcing proved to be one of the few bright spots in the IT services industry in 2002, enabling Infocrossing to demonstrate double-digit growth over the previous year.

Infocrossing capitalized on this market trend by offering **selective** *IT outsourcing options for* **mainframe, AS/400,** *and* **open systems** *— which proved highly attractive to the mid-market. Our clients found that they could gain the financial and operational benefits of IT outsourcing, without the complexity and loss of control associated with traditional outsourcing services. The market embraced our selective outsourcing value proposition, and we saw an unprecedented number of clients choose Infocrossing over larger competitors.*

IBM

@server zSeries

Speed in Revenue Growth and Profitability

In last year's annual report, we noted that the management team was re-engineering the company to return to our core competency in IT outsourcing. We moved swiftly to reduce our data center costs, preserve our cash, and limit exposure in non-core businesses. Last year, we highlighted the restructuring of our data center rent commitments which resulted in over $35 million in cash savings over the lease terms. Furthermore, we renegotiated a software agreement, providing cash benefits of over $3 million in 2002.

With a stronger operating position, Infocrossing moved quickly to capture the growth in mid-market IT outsourcing. The acquisition of AmQUEST expanded our sales organization and geographic coverage. We quickly focused the team on selling high-value outsourcing services, and recruited senior-level professionals with proven track records to sell our selective mainframe, AS/400 and open system solutions. By mid-year, revenue from new clients exceeded revenue growth from existing clients, and we continued to add new clients throughout the year. By year-end, Infocrossing signed new multi-year contracts expected to generate more than $20 million in revenue over the full term of the agreements ranging from 2 to 5 years, and expanded the sales pipeline into the largest in the company's history.

We also moved with speed to solidify our existing client base — particularly those gained through acquisition. AmQUEST clients were quickly assimilated into our industry-recognized client services organization, ensuring the success of their transition to our Norcross facility and continued satisfaction with their outsourcing decision. The customer care team took the lead in renegotiating and extending expiring contracts, and facilitating communication between clients to ensure that any service issues were immediately addressed. By year-end, over 85% of Infocrossing's revenue base was under a long-term, recurring revenue commitment.


SEC MAIL PROCESSING
RECEIVED
MAY 0 9 2003
WASH, D.C. 187 SECTION

Accelerating Momentum in 2003

In 2002, Infocrossing gained significant momentum towards our future revenue goal of $100 million and enhanced profitability through a sound strategy of attaining critical mass, focusing on our core competency of IT outsourcing, and **moving with speed** *to cut costs and grow revenue. The accomplishments of 2002 position the Company to deliver even greater revenue and profitability growth in the future.*

Our objective in 2003 is to build on our momentum in four ways: increase mass by delivering double-digit revenue growth through new client sales and existing client expansion; leverage our critical mass and manage expenses to realize double-digit growth in EBITDA and increase free cash flow; strengthen our capabilities in IT outsourcing to capture a greater share of mid-market growth; and* **accelerate** *our results by continuing to target strategic acquisitions.*

Industry fundamentals continue to favor growth in IT outsourcing, particularly in our market of large and mid-sized companies. Our expanded client base and mid-range skill set fortifies our credibility as an out-sourcing service provider and enables us to compete more effectively against bigger competitors on larger opportunities. We enter 2003 with a substantially larger sales pipeline than this time last year, and our sales organization is intently focused on adding new clients to our revenue base. We're already winning contracts that were out of reach a year ago.

We also know that certain industries are more likely to outsource their computing operations. Last year, nearly 50% of new revenue came from clients in the manufacturing industry. We'll place greater emphasis on 'vertical markets' where economic factors continue to force cost-cutting measures and drive outsourcing decisions. We've developed an aggressive marketing campaign aimed at these target markets to build awareness of the Infocrossing brand, and the value of our selective outsourcing solutions.

An expanded client base and added capabilities in mid-range and distributed computing provide Infocrossing with an opportunity to realize **significant growth** *from our existing clients. We've defined a key-account sales strategy to introduce those clients to our new capabilities and stimulate greater revenue growth. The key-account team will focus exclusively on integrating our mid-range and distributed server solutions into existing mainframe clients and expanding revenue for managed services across the entire client base.*

Of course, momentum will also require a sustained **speed** *in 2003. To quickly expand our markets, resources, and competencies, we are examining selected strategic acquisitions that will allow us to make a quantum leap toward $100 million in annual revenue. Existing investments in infrastructure and process automation provide the Company with substantial operating leverage to integrate future acquisitions and add dramatically to profitability. We'll continue to pursue companies with complementary services and clients to accelerate our revenue and profitability growth.*

** See Reconciliation on page 6*

Financial Review

Amounts in thousands except per share data

Selected Income Statement Highlights

	Years ended December 31,		Fiscal Years ended October 31,			Two-Month Periods ended December 31,	
	2002 [1][2]	2001 [1]	2000 [1]	1999	1998 [3]	2000 [1]	1999
Revenues from continuing operations	**$50,774**	$26,986	$24,471	$34,265	$30,403	$3,521	$4,874
Income(loss) from continuing operations	**$1,137**	$(36,524)	$(14,983)	$1,661	$1,079	$(4,440)	$(343)
Net income/(loss) to common stockholders	($8,156)	$(45,048)	$(18,819)	$1,661	$2,699	$(5,790)	$(343)
Net income/(loss) to common stockholders per diluted common share	$(1.52)	$(7.77)	$(3.58)	$0.34	$0.61	$(0.98)	$(0.07)
Weighted average number of common shares and equivalents outstanding	5,353	5,801	5,251	4,950	4,428	5,888	4,747

(1) On May 10, 2000, the Company closed a private placement of redeemable 8% Series A Cumulative Participating Preferred Stock ("Preferred Stock") and warrants to purchase common stock. The proceeds were approximately $58.4 million after payment of fees and issuance costs. The net loss to common stockholders for the fiscal year ended October 31, 2000, the two-month period ended December 31, 2000, and the years ended December 31, 2002 and 2001 includes $3,836; $1,350 $9,293; and $8,524, respectively, in accretion and accumulated dividends on the Preferred Stock.

(2) On February 5, 2002, the Company acquired AmQUEST, Inc., which contributed approximately $17,148,000 of revenue subsequent to the acquisition. The Company paid $19,896,000 for the acquisition and related costs during 2002, and recorded $25,692,000 in assets, including $20,714,000 in goodwill. In connection with this acquisition, the Company incurred $10,000,000 of new debt, recorded as discounted Debentures and Warrants. The book value of the Debentures at December 31, 2002 is $9,372,000.

(3) On December 19, 1997, the Company sold its Payroll Division. The net income to common stockholders for the fiscal year ended October 31, 1998 includes an after-tax gain from this sale $1,696 ($0.38 per diluted share).

Selected Balance Sheet Highlights

December 31, 2002	
Cash and Equivalents	$7,026
Working Capital	$2,135
Current Ratio	1.18 to 1
Stockholders' Equity (Deficit)	($12,205)

Reconciliation of Net Income (Loss) to EBITDA

	Year Ended December 31,		Year Ended October 31,
	2002	**2001**	**2000**
NET INCOME (LOSS)	**$1,137**	$(36,524)	$(14,983)
Add back (deduct):			
Tax expense (benefit)	**(208)**	697	(2,173)
Interest expense (income)	**1,965**	(886)	(1,640)
Depreciation and amortization	**5,938**	4,105	2,308
Amortization of restricted stock award	—	9,823	1,198
EBITDA	**$8,832**	$(22,785)	$(15,290)

"We are doing precisely what we set out to do. And doing it well."


$60,000
50,000
40,000
30,000
20,000
10,000
3 Year Annual Revenue Growth (in thousands)


$15,000
10,000
5,000
(5,000)
(10,000)
(15,000)
(20,000)
(25,000)
(30,000)
3 Year Annual EBITDA Growth (in thousands)

Where Thanks Are Due

We could not have achieved the results of 2002 without the dedication, skill, and drive of our employees. We are particularly pleased with the contributions made by all of the professionals from AmQUEST who became part of the Infocrossing team. In a short time, we became a fully-integrated organization capable of delivering excellence and peak-performance at every level to our newly expanded customer base. It is a testament to the flexibility and professionalism of the AmQUEST people and the existing Infocrossing team who seamlessly assimilated our talents into one cohesive enterprise.

We also express our gratitude to our shareholders, whose faith and loyalty over the past year was instrumental in our success and achievements. Their understanding and support of our goals was critical to our success.

We are doing precisely what we set out to do. And doing it well.

Sincerely,







ZACH LONSTEIN
Chairman of the Board of Directors,
Chief Executive Officer



ROBERT B. WALLACH
President,
Chief Operating Officer

"This acquisition strengthened Infocrossing's position as a leading provider of IT outsourcing solutions..."

AmQUEST Acquisition

On February 5, 2002, Infocrossing completed the acquisition of AmQUEST, Inc. a competing IT outsourcing company based in Atlanta, Georgia. This acquisition strengthened Infocrossing's position as a leading provider of IT outsourcing solutions to large and mid-sized enterprises, and provided substantial synergies that contributed to revenue and EBITDA growth.*



As we expected, the AMQUEST acquisition immediately improved our position in several ways. By integrating AmQUEST into our operations, we:

- Increased our revenue base by some $18 million per year.
- Leveraged operating synergies to gain significant savings and improve EBITDA* to almost $9 million in 2002.
- Gained more than 40 new clients for mainframe, AS/400, and distributed server services, and expanded our ability to cross-sell solutions to other clients.
- Added AS/400 services to our outsourcing portfolio to attract other clients using multiple platforms.
- Gained a large and experienced sales organization familiar with the large to mid-sized outsourcing market.
- Expanded our geographic reach.
- Successfully attracted larger, Global 2000 companies and increased our average revenue per new client.

* See Reconciliation on page 6

Selective Outsourcing: Streamlined, Smarter, Simpler

As more and more companies are discovering, it is becoming increasingly difficult to support the entire IT infrastructure needed to succeed in today's marketplace. For most companies, the ultimate value is in the business application itself: the billing system, the databases, the ERP, the supply chain systems, and the internal processing systems. It's usually more efficient to have specialists manage the servers, connectivity, and operations that drive those applications.


MENU
SELECT

But unlike traditional outsourcers, who typically require a company to surrender all their IT operations to a provider, Infocrossing allows them to outsource just the systems, elements, or operations they don't want to handle in-house. There's no need to lose control or supervision over key applications or staff. They can simply have Infocrossing handle specific segments of their operations — such as their mainframe operations, their AS/400 platforms, or their IP infrastructures.

In our experience, this concept is more appealing to more companies than the 'all or nothing' approach of our competition. It's cost-efficient, but less disruptive and threatening.

At the same time, companies who take advantage of our selective outsourcing services are far more likely to turn over additional services to us as their needs become more critical or more complex. As existing partners of our clients, we are in the ideal position to expand the relationship — on the client's terms — as needed. We have the capability to handle all their outsourcing, and the flexibility to manage just a part of it.

Few players in our market space can match that capability.

Business Continuity: Staying in business when things go wrong

The events of 9/11 made it very clear to most enterprises that remaining in business — or recovering swiftly — can make all the difference in the event of a disaster or unforeseen emergency. At Infocrossing we have always been deeply aware of business continuity issues; it is in fact integral to our business as outsourcers. We maintain back-up power supplies, for example, as well as maintain diverse network connections, advanced fire suppression systems, off-site back-up capabilities, and other disaster recovery precautions on behalf of our clients.



But in response to the requests of customers, we have launched more comprehensive services and support for clients who might need specialized assistance in the event of a loss of a building or facility of their own.

In particular, Infocrossing is now offering:

- Standby office facilities which employees can 'move into' if their primary offices become unavailable. This standby facility can provide access to existing IT systems or to special back-up or duplicate resources.
- Remote back-up services that support our customers even in the event of a disaster on our premises. Customers will have access to their systems at a back-up location that Infocrossing has pre-arranged for them.
- Fully equipped 'Hot Sites' that are available 24/7 for fast activation in the event of an emergency.
- Dedicated processing solutions for 'instant' failover response.

Annual Report 2002

Financials

Market for Infocrossing's Common Stock and Related Stockholder Matters

Our common stock is traded on the NASDAQ Stock Market under the symbol IFOX. Prior to June 5, 2000, the date on which we changed our name from Computer Outsourcing Services, Inc., our symbol was COSI. For the periods reported below, the following table sets forth the high and low bid quotations for the common stock as reported by NASDAQ-NMS.

	BID	
	High	Low
For the year ended December 31, 2001:		
1st Quarter ended March 31, 2001	8.938	5.000
2nd Quarter ended June 30, 2001	9.300	4.110
3rd Quarter ended September 30, 2001	7.150	4.000
4th Quarter ended December 31, 2001	6.200	3.750
For the year ended December 31, 2002:		
1st Quarter ended March 31, 2002	**7.000**	**5.050**
2nd Quarter ended June 30, 2002	**6.890**	**4.555**
3rd Quarter ended September 30, 2002	**10.050**	**5.607**
4th Quarter ended December 31, 2002	**8.100**	**5.990**

The closing price of the Company's common stock on NASDAQ-NMS on March 24, 2003 was $6.71 per share. We have approximately 75 stockholders of record. In addition, we believe that there are approximately 500 beneficial owners holding their shares in "street name."

Dividends

We have not paid dividends to holders of its common stock since inception. Certain terms of our Series A Preferred Stock restrict our ability to pay dividends on our common stock, and no common dividends may be paid so long as the Camden Debentures are outstanding.

Securities Authorized for Issuance under Equity Compensation Plans

	Number of Securities to be Issued Upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance
Two qualified Stock Option Plans – previously approved by stockholders	1,406,935	$8.93	954,250

For a complete discussion of these plans, please see Note 11 of the Notes to Financial Statements accompanying this report.

Recent Issuances of Unregistered Securities

During the year ended December 31, 2002, a holder of 262.3 shares of our Series A Preferred Stock converted them into 2,764 shares of our common stock. In addition, the same holder exercised its Series A Warrants, receiving an additional 4,441 common shares. The common shares were issued in transactions exempt from registration pursuant to Section 4(2) of the Securities Act of 1933.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Infocrossing is a leading provider of information technology and business process outsourcing services to enterprise clients. We deliver a full suite of managed and outsourced solutions that enable clients to leverage our infrastructure and process expertise to improve their efficiency and reduce their operating costs. We have gained significant expertise in managing complex computing environments, beginning with traditional data center outsourcing services and evolving to a comprehensive set of managed solutions. We support a variety of clients, including Global 2000 companies, and help assure the optimal performance, security, reliability, and scalability of our clients' mainframes, distributed servers, and networks, irrespective of where the systems' components are located. Due to rapid changes and increasing complexities in information technology, we believe outsourcing is an efficient solution for many businesses and continues to be a growing trend. We have grown through strategic acquisitions as well as organic growth.

On February 5, 2002, we completed the acquisition of AmQUEST, Inc., an Atlanta-based IT outsourcing company, for approximately $19.6 million in cash after certain post-closing adjustments (the "AmQUEST Acquisition"). This acquisition combined two highly complementary businesses and enabled us to benefit from increased scale, enhanced services, and expanded geographic reach. The combination strengthens our position as one of the leading providers of IT outsourcing solutions for large and mid-size companies enterprises across a broad range of industries including financial services, security, publishing, healthcare, telecommunications and manufacturing.

The AmQUEST Acquisition was recorded as a purchase in accordance with the Financial Accounting Standards Board ("FASB"), Statements of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141"), which requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001.

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. SFAS 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. We applied SFAS 142 beginning in the first quarter of 2002 and accordingly have not recorded goodwill amortization in 2002. We tested goodwill for impairment using processes described in SFAS 142, and have no impairment to record in 2002.

On September 15, 2000, we changed our year ending date from October 31st to December 31st. This change required the preparation of financial statements for the two-month period ended December 31, 2000. Financial statements for the fiscal year ended October 31, 2000 and prior are not restated to conform to the calendar year reporting period of 2002.

Year ended December 31, 2002 as Compared to the Year ended December 31, 2001

For the year ended December 31, 2002 (the "Current Year"), revenues increased $23,788,000 (88%) to $50,774,000 from $26,986,000 for the year ended December 31, 2001 (the "Prior Year"). Revenues from AmQUEST contributed $17,148,000 of this increase. Revenues grew by 25%, excluding growth contributed by AmQUEST. This organic revenue growth is primarily attributable to a significant new IT managed services contract, signed in 2001, with an initial term of four years. Unless the customer provides notice of non-renewal, the contract will renew annually for three annual years. Revenues from this significant customer were $4,672,000 in the Prior Year compared with $14,977,000 in the Current Year, representing 17% and 29% of total revenues in the respective periods. The increase in revenue from this customer reflects a higher level of service provided in the Current Year.

Operating costs increased $1,049,000 (3%) to $31,472,000 during the Current Year compared with $30,423,000 for the Prior Year. With the additional operating costs of AmQUEST excluded, operating costs declined by $9,802,000 (32%). The reduced level of operating costs reflects the actions we took in 2001 to minimize costs through staff reductions. In addition, in 2001 we suspended operations at our metropolitan Atlanta data center and the further development of the Northern Virginia data center. Operating costs as a percentage of revenues decreased to 62% in the Current Year from 113% in the Prior Year. Operating costs in the Current Year reflect the benefit from the settlement with a software licensor described below.

In April 2002, we renegotiated the lease of our metropolitan Atlanta data center. The renegotiated lease, which is payable through December 2015, reduces the leased space by more than 20,000 square feet and increases the base rent by $2.00 per square foot, to an annual base rent of $525,000. The base rent is subject to future escalations of approximately 2.5% per lease year. In addition, we are responsible for a *pro rata* share of the building's operating expenses and real estate taxes. The total estimated savings under the renegotiated lease approximate $5 million over the remaining term of the lease. Included in operating costs in the Current and Prior Years are expenses for this facility of $556,000 and $1,095,000, respectively. During 2002, we relocated most of the operations of AmQUEST to the metropolitan Atlanta data center.

Also in May 2002, we reached an agreement with the landlord of the Northern Virginia data center. The agreement releases us from the future payments under the lease, which amounted to approximately $30 million through November 2015. The agreement also required a cash payment of approximately $1,515,000 and the forfeiture of a $1,460,000 deposit. As of December 31, 2001, we recorded a provision of $5,650,000 for this expected result, including the write-off of approximately $2,742,000 of construction-in-progress costs. During

2002, approximately $290,000 of the provision relating to estimated settlement costs was reversed. Included in operating costs in the Current Year and Prior Year are costs for this facility of $378,000 and $2,254,000, respectively.

In January 2002, we settled a dispute of certain claims with a software licensor. Pursuant to the settlement, we received credits totaling $2,000,000 to be used toward certain future purchases (the "Credits"). The entire value of the Credits has been recorded in the Current Year, and as of December 31, 2002, all the Credits have been applied against certain software license fees. Additionally, we reversed accrued expenses of $796,000 for software support and maintenance fees in the Current Year in connection with the settlement of the dispute.

Selling and promotion costs decreased $457,000 (13%) to $3,140,000 for the Current Year from $3,597,000 for the Prior Year. Selling and promotion costs as a percentage of revenues decreased to 6% from 13% in the Prior Year, due to decreased costs and increased revenues.

General and administrative expenses decreased $2,482,000 (25%) to $7,619,000 for the Current Year from $10,101,000 for the Prior Year. With the effect of AmQUEST excluded, general and administrative expenses declined $3,112,000 (31%), reflecting in large part the cost savings initiatives and staff reductions commenced in 2001.

Amortization related to a restricted stock award to a former executive was $9,823,000 in the Prior Year. The former executive resigned in November 2001, and the remaining unamortized balance of the award was written off at that time.

In accordance with Statement of Financial Accounting Standards No. 142, goodwill is no longer subject to amortization. In the Prior Year, goodwill amortization was $644,000.

Other depreciation and amortization for fixed assets and other intangibles rose $2,477,000 (72%), to $5,938,000 for the Current Year from $3,461,000 for the Prior Year. Without the effect of AmQUEST, other depreciation and amortization increased $1,325,000 (38%), primarily as a result of fixed asset purchases since December 31, 2001.

We recorded net interest expense of $1,965,000 in the Current Year, compared with net interest income of $886,000 in the Prior Year. The net change of $2,851,000 reflects a decrease in interest income of $1,205,000 from a lower average balance of interest-earning assets during the Current Year. Also, to a lesser extent, the decrease in interest income results from lower interest rates. The net change also includes an increase of $1,646,000 in interest expense on a larger average outstanding debt balance than in the Prior Year. In February 2002, we issued $10,000,000 of Senior Subordinated Debentures in connection with the AmQUEST Acquisition, bearing interest at an effective rate of 12.3%. Amortization of debt issuance costs and amortization of the debt discount also contributed to the increased interest expense in the Current Year.

In the Current Year, we recorded an income tax benefit representing the carryback of $251,000 of Federal income tax credits net of income tax expense of $42,000, representing estimated state income taxes. Tax expense of $697,000 was recorded in the Prior Year, representing the reconciliation between the estimated benefits reported in the period ended December 31, 2000 and the amount recognized in our income tax return. The cumulative tax benefit we recorded prior to December 31, 2001 was limited to the refund of taxes paid in prior years that were received as a result of carrying back a portion of its pre-tax loss.

Cumulative pre-tax losses that cannot be carried back can be carried forward for a period of 20 taxable years for Federal income tax purposes. We have net operating loss carry-forwards of approximately $36 million for Federal income tax purposes that begin to expire in 2019. The deferred tax asset associated with carrying forward cumulative pre-tax losses has been fully offset by a valuation allowance due to the uncertainty of realizing such tax benefits.

We have net income of $1,137,000 for the Current Year versus a net loss of $36,524,000 for the Prior Year. Net loss to common stockholders after accretion and accrued dividends on preferred stock was $8,156,000 for the Current Year compared with a net loss of

$45,048,000 in the Prior Year. The net loss to common stockholders included an increase in non-cash charges for accretion and accrued dividends on preferred stock of $769,000 to $9,293,000 in the Current Year from $8,524,000 in the Prior Year. The loss per common share was $1.52 for the Current Year compared with a loss per common share of $7.77 in the Prior Year, on both a basic and diluted basis. Common stock equivalents were ignored in determining the net loss per share for both periods, since the inclusion of such equivalents would be anti-dilutive.

Year ended December 31, 2001 as Compared to the Year ended December 31, 2000

The financial statements included in this Annual Report do not include financial statements for the year ended December 31, 2000. For the purposes of this Management's Discussion and Analysis, the following table presents our results for the year ended December 31, 2001 in comparison with the comparable unaudited results for the year ended December 31, 2000.

	Year ended December 31,	
	2001	2000 *(Unaudited)*
Revenues	**$ 26,986,466**	$ 23,118,665
Costs and expenses:		
Operating costs	**30,423,324**	26,657,987
Selling and promotion costs	**3,597,153**	3,540,262
General and administrative expenses	**10,101,468**	11,336,066
Leased facilities and office closings	**5,650,000**	548,972
Amortization of restricted stock award	**9,822,917**	1,677,083
Amortization of goodwill	**644,090**	632,648
Other depreciation and amortization	**3,460,914**	1,870,267
Total costs and expenses	**63,699,866**	46,263,285
Loss from operations	**(36,713,400)**	(23,144,620)
Net interest income	**(886,403)**	(2,110,505)
Pretax loss	**(35,826,997)**	(21,034,115)
Income tax provision (benefit)	**697,000**	(1,954,004)
Net loss	**(36,523,997)**	(19,080,111)
Accretion and dividends on redeemable preferred stock	**(8,524,026)**	(5,186,143)
Net loss to common stockholders	**$(45,048,023)**	$(24,266,254)

For the calendar year ended December 31, 2001 ("Calendar 2001"), revenues increased $3,868,000 (16.7%) to $26,986,000 from $23,119,000 for the calendar year ended December 31, 2000 (unaudited) ("Calendar 2000"). Revenues from a significant new customer contributed to the increase. During the year, we announced the signing of a significant new IT managed services contract with a new customer that by its terms, and as subsequently amended, is expected to generate $50 million in revenues over the four-year life of its initial term.

Operating costs increased $3,765,000 (14.1%) to $30,423,000 during Calendar 2001 compared with $26,658,000 in Calendar 2000. The increases primarily consist of IDC and related managed services operating and development costs mostly occurring earlier in Calendar 2001. Due to excess supply of server-hosting space, we have taken steps to minimize costs by suspending the operations at the metropolitan Atlanta data center and IDC and the further development of the Northern Virginia IDC. Included in operating costs in Calendar 2001 is $4,477,000 of costs for these facilities.

Selling and promotion costs increased only $57,000 (1.6%) to $3,597,000 during Calendar 2001 compared with $3,540,000 in Calendar 2000.

General and administrative expenses decreased $1,235,000 (10.9%) to $10,101,000 for Calendar 2001 from $11,336,000 for Calendar 2000. The decrease primarily consists of IDC and related administrative expenses that have been reduced during Calendar 2001.

During Calendar 2001 we recorded a provision of $5,650,000 related to the suspension of the development of our Northern Virginia data center, including the write-off of approximately $2,742,000 of construction-in-process costs. We recorded a loss provision of $549,000 in Calendar 2000 relating to the closing of office locations.

In June 2000, we hired a Chief Executive Officer (the "Executive") who served until November 2001. The employment agreement with the Executive provided for an award of 800,000 restricted shares of common stock. The value of the 800,000 restricted shares, $11,500,000 on the date of grant, was being amortized ratably over a four year vesting schedule. Effective November 14, 2001, the Executive resigned and entered into a settlement agreement with us to terminate the employment contract. As part of the settlement, we accelerated the vesting of the stock award resulting in a nonrecurring, noncash charge of approximately $7,427,000. Total amortization related to the restricted shares in Calendar 2001 was $9,823,000. In Calendar 2000 we amortized $1,677,000 of the restricted stock award.

Other depreciation and amortization for fixed assets and other intangibles rose $1,591,000 (85.1%), to $3,461,000 for the Calendar 2001 from $1,870,000 for the Calendar 2000. The increase is primarily the result of fixed asset purchases during 2000 and 2001.

We recorded net interest income of $886,000 in Calendar 2001, compared with net interest income of $2,111,000 in Calendar 2000. The net reduction of $1,225,000 reflects a decrease in interest income of $1,408,000 from a lower average balance of interest-earning assets during Calendar 2001 and lower interest rates. The reduction in interest income was partially offset by a decrease of $183,000 in interest expense arising from a larger average outstanding debt and capital lease obligation balance in Calendar 2000.

In Calendar 2001, we recorded income tax expense of $697,000, representing the difference between the estimated benefit as previously reported and the amount recognized in our income tax return. A tax benefit of $1,954,000 was recorded in Calendar 2000 based on an estimate of the availability of carrying back the pre-tax loss for such period to a prior taxable year. The cumulative tax benefit we recorded was limited to the refund of taxes paid in prior years that were received as a result of carrying back a portion of its pre-tax loss. At December 31, 2001, we had net operating loss carry-forwards of approximately $29 million for federal income tax purposes that begin to expire in 2020. The deferred tax asset associated with carrying forward cumulative pre-tax losses has been fully offset by a valuation allowance due to the uncertainty of realizing such tax benefits.

Our net loss in Calendar 2001 increased $17,444,000 (91%) to $36,524,000 from $19,080,000 in Calendar 2000 reflecting an increase of $17,437,000 in total costs and expenses, largely due to a $5,650,000 loss on leased facilities and an increase of $8,146,000 in amortization for the restricted stock award on which the amortization was accelerated. Net loss to common stockholders after accretion and accrued dividends on preferred stock was $45,048,000 for Calendar 2001 and $24,266,000 for Calendar 2000. In addition to the increased loss related to the nonrecurring, noncash charge for the restricted stock award, the net loss to common stockholders included an increase in the year in noncash charges for accretion and accrued dividends on preferred stock of $3,338,000, which increased to $8,524,000 in Calendar 2001 from $5,186,000 in Calendar 2000. The loss per common share was $7.77 for Calendar 2001 compared with a loss per common share of $4.46 in Calendar 2000, on both a basic and diluted basis. Common stock equivalents were ignored in determining the net loss per share for both periods, since the inclusion of such equivalents would be anti-dilutive.

Liquidity and Capital Resources

Net cash provided by operating activities was approximately $1,256,000 for the year ended December 31, 2002. During the Current Year, we had $1,137,000 of net income, $5,938,000 of depreciation and amortization, $492,000 of debenture discount amortization and a reversal of $290,000 provision of estimated settlement costs. Uses of cash during 2002 included $1,515,000 in settlement of a building lease in the Northern Virginia high tech corridor and $409,000 of rent payments related to other closed offices. In addition to the cash payment relating to the building lease settlement agreement, we forfeited a $1,460,000 security deposit and were released from all future payments under the lease, amounting to approximately $30 million through November 2015. We had accrued the settlement as of December 31, 2001. Other payments of amounts expensed and accrued in the prior year included approximately $800,000 of payroll taxes withheld at the end of 2001 related to the restricted stock award granted to a former executive, $473,000 related to software purchases made in 2001 and approximately $279,000 in settlement of certain telecommunication agreements for unused circuits. Uses of cash also included a net increase in accounts receivable of $322,000, the reversal of $796,000 of accrued software maintenance fees waived as part of a settlement with a software vendor, and $1,122,000 of payments of liabilities assumed as part of the AmQUEST Acquisition.

On February 5, 2002, we purchased all the outstanding shares of AmQUEST, which, after certain post-closing adjustments of the selling price and including other transaction-related costs, used approximately $19,896,000 of cash in the current period. This transaction and the related issuance of debentures are more fully described below. Additional uses of cash in investing activities included $3,955,000 for the purchase of property and equipment, excluding $1,278,000 that was acquired pursuant to capital leases.

The following table includes aggregate information about our contractual obligations as of December 31, 2002 and the periods in which payments are due. Certain of these amounts are not required to be included in our consolidated balance sheet:

	Payments Due by Period *(in thousands)*				
CONTRACTUAL OBLIGATION	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-Term Debt[1]	$ 9,411	$ 21	$ 9,390	$ —	$ —
Operating Leases	59,535	8,668	11,745	10,466	28,656
Capital Lease Obligations	3,454	1,982	1,451	21	—
Other Liabilities[2]	1,133	208	421	325	179
Total Contractual Cash Obligations[3]	$73,533	$10,879	$23,007	$10,812	$28,835

[1] *Net of unamortized discount of $1,228,000.*

[2] *Excluded from Other Liabilities are Deferred Revenue, as it is a non-cash item, and Deferred Rent, as payments are included under Operating Leases.*

[3] *Excludes Redeemable Preferred Stock. On June 1, 2007, if the market price of our common stock is not 110% or more than the per-share value of the Redeemable Preferred Stock, the Preferred Stockholders shall have the right, but not the obligation, to require us to redeem their shares for $59,900,000 plus any then-outstanding dividends due.*

Principal financing activities included proceeds of $10,000,000 from the issuance of debentures (more fully described below). Cash used in financing activities included $4,726,000 in payments of principal with respect to debt and capital lease obligations.

On February 1, 2002, in connection with the acquisition of AmQUEST, we entered into a Securities Purchase Agreement (the "SPA") with a group of private investors (the "Investors") whereby we issued Senior Subordinated Debentures (the "Debentures") and warrants to purchase, initially, 2,000,000 shares of our common stock (the "Initial Warrants") (subject to adjustments as discussed below) in exchange for $10,000,000. Pursuant to the SPA, the proceeds from the sale of the Debentures were used to fund a portion of the cost of the acquisition of AmQUEST.

The Debentures were issued at an aggregate face value of $10,000,000 with a maturity of three years from February 1, 2002 (the "Issuance Date"), with the right to extend the term of the Debentures for one additional year at our sole option. Pursuant to the terms of the Debentures, we are required to make semi-annual interest payments of 12% per annum for the first two years, 13% per annum for the period commencing on February 1, 2004 and ending on February 1, 2005, and if we elect to extend the maturity date for one year, 14% per annum from February 1, 2005. We have the option to pay interest in the form of (a) cash; (b) additional Debentures; or (c) a combination of cash and additional Debentures. If we choose to make interest payments using additional Debentures, we may be required to issue additional warrants (the "Additional Warrants") pursuant to the terms of the Debentures. Additional Warrants will not be subject to cancellation. The fair market value of Additional Warrants issued, if any, will be recorded as deferred financing costs and amortized over the remaining term of the Debentures.

The Initial Warrants have been issued pursuant to a warrant agreement and are subject to certain customary anti-dilution adjustments, including adjustments that increase the number of shares issuable upon exercise of the warrants in certain events where we issue shares of common stock or securities exercisable for or convertible into shares of our common stock at an effective purchase price of less than the exercise price of the warrants then in effect. The exercise price of the Initial Warrants is $5.86. The Warrants expire if unexercised by January 31, 2007 and may be cancelled upon the prepayment of the Debentures, as more fully described in the Warrant Agreement.

On July 31, 2002 and January 31, 2003, we made the interest payments then due by issuing additional Debentures totaling $600,000 and $636,000, respectively. The additional Debentures are subject to the same interest rates and other terms as the original Debentures. If the Debentures remain unpaid at February 1, 2004, we will be required to issue Additional Warrants to purchase 123,600 shares of common stock.

Another measure of a company's ability to generate cash from its operations is earnings before interest, taxes, depreciation, and amortization ("EBITDA"). For the year ended December 31, 2002, our EBITDA was $8,832,000 compared to an EBITDA loss of $22,785,000 in the Prior Year. EBITDA for the Current Year includes $2,796,000 related to the settlement of a dispute with a software licensor, as previously described. Moreover, the significant improvement in EBITDA reflects organic revenue growth combined with the cost savings and the contribution of AmQUEST to our operations. The following table reconciles EBITDA to net income for the Current and Prior Year.

	Reconciliation – *in Thousands*	
	Year Ended December 31,	
	2002	2001
NET INCOME (LOSS)	**$1,137**	$(36,524)
Add back (deduct):		
Tax expense (benefit)	**(208)**	697
Interest expense (income)	**1,965**	(886)
Depreciation and amortization	**5,938**	4,105
Amortization of restricted stock award	**—**	9,823
EBITDA	**$8,832**	$(22,785)

In April 2002 we renegotiated the lease of our data center in metropolitan Atlanta. The renegotiated lease, which is payable through December 2015, reduces the leased space by more than 20,000 square feet and increases the base rent by $2.00 per square foot, to an annual base rent of $525,000. The base rent is subject to future escalations of approximately 2.5% per lease year. In addition, we are responsible for a *pro rata* share of the building's operating expenses and real estate taxes. The total estimated savings under the renegotiated lease approximate $5 million over the remaining term of the lease. During 2002, we relocated most of the operations of AmQUEST to the metropolitan Atlanta data center.

Also, in May 2002 we reached an agreement with the landlord to terminate the lease of our partially developed data center in Northern Virginia. In the Prior Year, costs associated with the Northern Virginia data center were $2,280,000.

As of December 31, 2002, we had cash and equivalents of $7,026,000. We expect that our operating activities will continue to generate cash. We believe that our cash, current assets, and cash generated from future operating activities will provide adequate resources to fund our ongoing operating requirements for the next 12 months. We would need to obtain additional financing to fund any significant acquisitions or other substantial investments.

EBITDA

"EBITDA" is defined as earnings before income taxes, depreciation, amortization, amortization of a restricted stock award, interest and, when applicable, restructuring costs, impairment of assets, and other income and expenses. The issuance of purchase credits by a software licensor in connection with the settlement of a dispute and leased facilities and office closing costs have been treated as operating items and are included in EBITDA. EBITDA should not be considered as an alternative to operating income, as defined by accounting principles generally accepted in the United States, as an indicator of our operating performance, or to cash flows, as a measure of liquidity.

Critical Accounting Policies and Estimates

General

The Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States, which require the selection and application of significant accounting policies, and which require management to make significant estimates and assumptions. We believe that the following are some of the more critical judgment areas in the application of its accounting polices.

Revenue Recognition

The majority of revenues are invoiced on a monthly recurring basis under long-term contracts, typically ranging from one to five years in length, providing for either fixed monthly fees or time and material billings. Revenue is recognized under these contracts when we process the agreed upon transactions in accordance with the contractual performance standards, or perform the services, and collection is reasonably assured. Application of these standards can involve management's judgments, including judgment as to the collection of invoiced amounts.

Allowance for Doubtful Accounts
We maintain allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Tangible and Intangible Assets
We have significant tangible and intangible assets on our balance sheet, primarily property and equipment, deferred software costs, and intangible assets, primarily goodwill, related to acquisitions. The assignment of useful lives to these assets and the valuation and classification of intangible assets involves significant judgments and the use of estimates. The testing of these tangible and intangibles under established accounting guidelines for impairment also requires significant use of judgment and assumptions. Our assets are tested and reviewed for impairment on an ongoing basis under the established accounting guidelines. Changes in business conditions or changes in the decisions of management as to how assets will be deployed in our operations could potentially require future adjustments to asset valuations.

New Financial Accounting Standards
In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations for a Disposal of a Segment of a Business." SFAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. We adopted SFAS 144 as of January 1, 2002, with no effect on our financial position, results of operations, or cash flows.

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 provides guidance on the timing of the recognition of costs associated with exit or disposal activities, requiring such costs to be recognized when incurred. Previous guidance required the recognition of costs at the date of commitment to an exit or disposal plan. The provisions of SFAS 146 are to be adopted prospectively after December 31, 2002. Although SFAS 146 may impact the accounting for costs related to exit or disposal activities we may enter into in the future, particularly the timing of the recognition of these costs, the adoption of the statement did not have an impact on our current financial condition or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123," which amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The transition and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We will continue to account for stock-based compensation to employees under APB Opinion No. 25 and related interpretations.

Quantitative and Qualitative Disclosures about Market Risk
Interest Rate Risk
We are not significantly exposed to the impact of interest rate changes, foreign currency fluctuations, or changes in the market values of our investments. We primarily invest in money market mutual funds or certificates of deposit and commercial paper issued only by major corporations and financial institutions of recognized strength and security, and hold all such investments to term. We generally invest in instruments of no more than 30 days maturity.

Market Risk
Our accounts receivable are subject, in the normal course of business, to collection risks. We regularly assess these risks and have established policies and business practices to protect against the adverse effects of collection risks. As a result, we do not anticipate any material losses in this area.

Foreign Currency Risks
We have no significant foreign-source income, and bill foreign customers in United States dollars only.

CONSOLIDATED BALANCE SHEETS

	December 31,	
	2002	2001
ASSETS		
CURRENT ASSETS:		
Cash and equivalents	$ 7,026,407	$ 24,343,819
Trade accounts receivable, net of allowances for doubtful accounts of $1,050,892 and $1,008,942	4,369,346	2,410,556
Due from related parties	216,340	205,106
Prepaid license fees	826,848	682,342
Other current assets	1,307,664	1,125,549
	13,746,605	28,767,372
PROPERTY and EQUIPMENT, net	19,436,768	17,173,134
OTHER ASSETS:		
Deferred software, net	1,742,061	2,197,070
Goodwill, net	28,451,209	7,736,773
Other intangible assets, net	1,141,640	374,114
Security deposits and other non-current assets	976,890	2,525,531
	32,311,800	12,833,488
TOTAL ASSETS	$ 65,495,173	$ 58,773,994
LIABILITIES AND STOCKHOLDERS' DEFICIT		
CURRENT LIABILITIES:		
Accounts payable	$ 4,093,285	$ 1,914,682
Current portion of long-term debt and capitalized lease obligations	1,740,863	1,893,683
Current portion of accrued loss on leased facilities	207,727	3,313,806
Accrued expenses	4,093,345	6,245,665
Income taxes payable	96,248	—
Customer deposits, current deferred revenue, and other current liabilities	1,380,630	450,641
	11,612,098	13,818,477
LONG-TERM LIABILITIES:		
Debentures due in 2005, net of unaccreted discount	9,371,556	—
Long-term debt and capitalized lease obligations, net of current portion	1,505,833	3,632,446
Accrued loss on leased facilities, net of current portion	925,046	1,127,770
Deferred revenue, net of current portion, and other long-term liabilities	1,096,590	2,270,722
	12,899,025	7,030,938
COMMITMENTS AND CONTINGENCIES		
REDEEMABLE 8% SERIES A CUMULATIVE CONVERTIBLE PARTICIPATING PREFERRED STOCK; $0.01 par value; 300,000 shares authorized; 157,115 shares issued and outstanding (liquidation preference of $73,863,906 at December 31, 2002)	53,188,577	43,960,634
STOCKHOLDERS' DEFICIT:		
Preferred stock; $0.01 par value; 2,700,000 shares authorized; none issued	—	—
Common stock; $0.01 par value; 50,000,000 shares authorized; shares issued of 5,973,506 and 5,912,416 at December 31, 2002 and 2001, respectively	59,735	59,124
Additional paid-in capital	61,135,317	59,053,570
Accumulated deficit	(70,548,859)	(62,392,549)
	(9,353,807)	(3,279,855)
Less 594,990 and 578,623 shares at December 31, 2002 and 2001, respectively, of common stock held in treasury, at cost	(2,850,720)	(2,756,200)
TOTAL STOCKHOLDERS' DEFICIT	(12,204,527)	(6,036,055)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 65,495,173	$ 58,773,994

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,		Two Month Period ended December 31,	Fiscal Year ended October 31,
	2002	2001	2000	2000
REVENUES	**$ 50,773,742**	$ 26,986,466	$ 3,520,937	$ 24,471,450
COSTS and EXPENSES:				
Operating costs	**31,472,274**	30,423,324	5,042,253	25,316,973
Selling and promotion costs	**3,140,217**	3,597,153	829,806	3,103,485
General and administrative expenses	**7,619,148**	10,101,468	1,562,382	10,827,536
Leased facilities and office closings	**(289,860)**	5,650,000	34,601	514,371
Amortization of restricted stock award	**—**	9,822,917	479,166	1,197,917
Amortization of goodwill	**—**	644,090	105,466	619,085
Other depreciation and amortization	**5,938,340**	3,460,914	398,717	1,688,692
	47,880,119	63,699,866	8,452,391	43,268,059
INCOME (LOSS) FROM OPERATIONS	**2,893,623**	(36,713,400)	(4,931,454)	(18,796,609)
Interest income	**(171,555)**	(1,377,093)	(520,288)	(1,753,863)
Interest expense	**2,136,494**	490,690	28,862	114,004
	1,964,939	(886,403)	(491,426)	(1,639,859)
INCOME (LOSS) BEFORE INCOME TAXES	**928,684**	(35,826,997)	(4,440,028)	(17,156,750)
Income tax (benefit) expense	**(208,395)**	697,000	—	(2,173,443)
NET INCOME (LOSS)	**1,137,079**	(36,523,997)	(4,440,028)	(14,983,307)
Accretion and dividends on redeemable preferred stock	**(9,293,389)**	(8,524,026)	(1,350,413)	(3,835,730)
NET LOSS TO COMMON STOCKHOLDERS	**$ (8,156,310)**	$ (45,048,023)	$ (5,790,441)	$ (18,819,037)
BASIC AND DILUTED EARNINGS PER SHARE:				
Net loss to common stockholders	**$ (1.52)**	$ (7.77)	$ (0.98)	$ (3.58)
Weighted average number of common shares outstanding	**5,352,757**	5,801,312	5,888,311	5,251,457

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOW

	Year ended December 31,		Two Month Period ended December 31,	Fiscal Year ended October 31,
	2002	2001	2000	2000
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net income (loss)	**$1,137,079**	$(36,523,997)	$(4,440,028)	$(14,983,307)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:				
Depreciation and amortization	**5,938,340**	4,105,004	504,183	2,307,777
Accretion of discounted Debentures	**491,556**	—	—	—
Amortization of restricted stock award	**—**	9,822,917	479,166	1,197,917
Stock-based compensation	**—**	—	—	71,266
Warrants issued in connection with termination of a credit agreement	**—**	—	—	120,000
Accrued loss (reduction of accrued loss) on leased facilities	**(289,860)**	5,650,000	34,601	514,371
Decrease (increase) in:				
Trade accounts receivable	**(321,896)**	945,358	(155,836)	2,810,288
Prepaid license fees and other current assets	**(122,356)**	3,910,196	63,697	(2,485,798)
Security deposits and other non-current assets	**1,538,885**	31,441	—	(2,073,185)
Increase (decrease) in:				
Accounts payable	**2,178,603**	545,280	(893,434)	1,025,357
Income taxes payable	**96,248**	—	—	—
Accrued expenses	**(5,955,849)**	2,633,445	811,765	1,585,089
Payments on accrued loss on leased facilities	**(3,257,237)**	(463,943)	(72,477)	(190,014)
Customer deposits, deferred revenue, and other liabilities	**(177,907)**	2,002,575	112,274	170,158
Net cash provided by (used in) operating activities	**1,255,606**	(7,341,724)	(3,556,089)	(9,930,081)
CASH FLOWS FROM INVESTING ACTIVITIES:				
Purchase of property and equipment	**(3,955,491)**	(9,009,097)	(839,177)	(6,564,057)
Disposal of equipment	**—**	—	—	2,750
Redemptions (purchases) of investments in marketable debt securities	**—**	3,413,069	2,368,739	(4,108,367)
Purchase of the outstanding stock of AmQUEST, Inc.	**(19,895,971)**	—	—	—
Purchases of treasury stock	**—**	(516,567)	(68,356)	—
Increase in deferred software costs	**(134,799)**	(285,235)	(118,828)	(1,011,231)
Net cash (used in) provided by investing activities	**(23,986,261)**	(6,397,830)	1,342,378	(11,680,905)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Proceeds from a private equity placement	**$ —**	$ —	$ —	$ 58,430,596
Proceeds from issuance of Debentures	**10,000,000**	—	—	—
Proceeds from debt financing and a line of credit	**—**	3,062,252	—	5,140,336
Repayments of debt and capitalized leases	**(4,726,349)**	(1,217,115)	(101,112)	(5,041,993)
Advances to related parties, net	**(11,234)**	(474,638)	(1,495,079)	(38,295)
Proceeds from a sale of common stock	**—**	—	—	999,996
Exercises of stock options and warrants	**202,392**	—	—	1,163,291
Net cash provided by (used in) financing activities	**5,464,809**	1,370,499	(1,596,191)	60,653,931
Net cash (used in) provided by continuing operations	**(17,265,846)**	(12,369,055)	(3,809,902)	39,042,945

(Continued on next page)

CONSOLIDATED STATEMENTS OF CASH FLOW *(Continued)*

	Year ended December 31,		Two Month Period ended December 31,	Fiscal Year ended October 31,
	2002	2001	2000	2000
CASH FLOWS FROM DISCONTINUED OPERATION:				
Payments on portion of accrued loss on leased facilities relating to discontinued operation	**(51,566)**	(50,957)	(11,324)	(48,111)
Net (decrease) increase in cash and equivalents	**(17,317,412)**	(12,420,012)	(3,821,226)	38,994,834
Cash and equivalents, beginning of year	**24,343,819**	36,763,831	40,585,057	1,590,223
Cash and equivalents, end of year	**$7,026,407**	$24,343,819	$36,763,831	$40,585,057
SUPPLEMENTAL CASH FLOW INFORMATION:				
Cash paid during the year for:				
Interest	**$ 422,329**	$ 491,385	$ 1,369	$ 114,004
Income taxes	**$ 21,900**	$ 42,082	$ —	$ 67,139
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING ACTIVITIES:				
Fees and other costs accrued in connection with the purchase of AmQUEST, Inc.	**$ 350,000**	$ —	$ —	$ —
Common stock issued for the Enterprise Purchase	**$ —**	$ —	$ —	$ 1,135,160
Equipment acquired subject to a capital lease	**$1,278,474**	$ 57,500	$ 3,602,817	$ —
Warrants issued for the settlement of contingent purchase price	**$ —**	$ —	$ 146,900	$ —
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:				
Treasury shares received in payment of an amount due from a related party	**$ —**	$1,935,220	$ —	$ —
Treasury shares received in payment of a stock option exercise	**$ 94,525**	$ 117,000	$ —	$ 111,744
Preferred shares converted to common	**$ 65,446**	$ —	$ —	$ —
Additional Debentures issued in lieu of a cash payment of interest	**$ 600,000**	$ —	$ —	$ —

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

	Common Shares	Par Value	Additional Paid in Capital	Retained Earnings/ (Deficit)	Unamortized Restricted Stock Award	Treasury Stock at Cost	Total
Balances, October 31, 1999	4,737,915	$47,379	$15,519,826	$ 7,264,952	$ —	$ (7,313)	$22,824,844
Exercises of stock options	170,478	1,705	969,596	—	—	—	971,301
4,608 shares surrendered for stock option exercise	—	—	—	—	—	(111,744)	(111,744)
Contingent payment related to an acquisition	36,472	365	1,134,795	—	—	—	1,135,160
Exercise of warrants	75,000	750	374,250	—	—	—	375,000
Sale of restricted shares by the Company	68,446	684	999,312	—	—	—	999,996
Restricted stock award	800,000	8,000	11,492,000	—	(11,500,000)	—	—
Amortization of restricted stock award	—	—	—	—	1,197,917	—	1,197,917
Issuance of warrants in connection with termination of a financing arrangement	—	—	120,000	—	—	—	120,000
Accretion and dividends on redeemable preferred stock	—	—	—	(3,835,730)	—	—	(3,835,730)
Issuance of warrants in connection with a private placement	—	—	28,180,132	—	—	—	28,180,132
Net loss	—	—	—	(14,983,307)	—	—	(14,983,307)
Balances, October 31, 2000	5,888,311	$58,883	$58,789,911	$(11,554,085)	$(10,302,083)	$(119,057)	$36,873,569
Amortization of restricted stock award	—	—	—	—	479,166	—	479,166
Purchased 6,900 shares for treasury, at cost	—	—	—	—	—	(68,356)	(68,356)
Issuance of a warrant in settlement of contingent purchase price	—	—	146,900	—	—	—	146,900
Accretion and dividends on redeemable preferred stock	—	—	—	(1,350,413)	—	—	(1,350,413)
Net loss	—	—	—	(4,440,028)	—	—	(4,440,028)
Balances, December 31, 2000	5,888,311	$58,883	$58,936,811	$(17,344,526)	$ (9,822,917)	$(187,413)	$31,640,838
Exercise of stock options by the surrender of 20,021 shares	25,000	250	116,750	—	—	(117,000)	—
Cancellation of shares previously issued in error	(895)	(9)	9	—	—	—	—
Purchase 546,094 shares for treasury, at cost	—	—	—	—	—	(2,451,787)	(2,451,787)
Accretion and dividends on redeemable preferred stock	—	—	—	(8,524,026)	—	—	(8,524,026)
Amortization of restricted stock award	—	—	—	—	9,822,917	—	9,822,917
Net loss	—	—	—	(36,523,997)	—	—	(36,523,997)
Balances, December 31, 2001	5,912,416	$59,124	$59,053,570	$(62,392,549)	$ —	$(2,756,200)	$ (6,036,055)
Exercises of stock options	53,885	539	289,413	—	—	—	289,952
Accretion and dividends on redeemable preferred stock	—	—	—	(9,293,389)	—	—	(9,293,389)
Conversion of preferred stock and exercise of warrants	7,205	72	65,374	—	—	—	65,446
Purchase 16,367 shares for treasury, at cost	—	—	—	—	—	(94,520)	(94,520)
Warrants issued	—	—	1,720,000	—	—	—	1,720,000
Other	—	—	6,960	—	—	—	6,960
Net income	—	—	—	1,137,079	—	—	1,137,079
Balances, December 31, 2002	**5,973,506**	**$59,735**	**$61,135,317**	**$(70,548,859)**	**$ —**	**$(2,850,720)**	**$(12,204,527)**

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

1. Summary of Business and Significant Accounting Policies

Business – Infocrossing, Inc. and its wholly-owned subsidiaries (collectively, the "Company") provides comprehensive information technology outsourcing services to companies, institutions, and government agencies.

Principles of Consolidation – The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and significant intercompany transactions have been eliminated.

On February 5, 2002, the Company purchased all of the outstanding capital stock of AmQUEST, Inc. ("AmQUEST"), from a corporate seller (the "AmQUEST Acquisition"). As consideration for the purchase of AmQUEST's shares, the Company paid the seller $19,634,000 in cash, after certain post closing adjustments. In addition, the Company has incurred an estimated $612,000 in other acquisition related costs of which $350,000 remains unpaid at December 31, 2002. The accounts and results of operations of AmQUEST are consolidated with the Company as of and after February 5, 2002.

On September 15, 2000, the Company's Board of Directors voted to change the Company's year ending date from October 31st to December 31st. Accordingly, the audited financial information presented is on the basis of fiscal years ended on October 31st through October 31, 2000, the two-month period ended December 31, 2000, and the calendar years ended December 31, 2001 and December 31, 2002.

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards No. 141, "Business Combinations", ("SFAS 141"), and No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142").

SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. SFAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. SFAS 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives.

In accordance with SFAS 141, the AmQUEST Acquisition was recorded as a purchase.

The Company applied SFAS 142 beginning in the first quarter of 2002 and accordingly has not recorded any goodwill amortization in 2002 (See Note 6). The Company has tested goodwill for impairment using processes described in SFAS 142, and has no impairment to record in 2002.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations for a Disposal of a Segment of a Business." SFAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company adopted SFAS 144 as of January 1, 2002, with no effect on the Company's financial position, results of operations, or cash flows.

Cash and Equivalents – Cash and equivalents include all cash, demand deposits, money market accounts, and debt instruments purchased with an original maturity of three months or less.

Concentration of Credit Risk – Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments and trade receivables. The Company restricts investment of temporary cash investments to financial institutions with high credit standing. Credit risk on trade receivables is minimized as a result of the large and diverse nature of the Company's customer base. Ongoing credit evaluations of customers' financial condition are performed. The Company maintains reserves for potential credit losses and such losses, in the aggregate, have not exceeded management's expectations.

Property and Equipment – Property and equipment is stated at cost except for assets acquired under capital leases, which are recorded at the lesser of their fair market value at the date of the lease or the net present value of the minimum lease commitments. Depreciation is provided using the straight-line method over the estimated useful lives. Leasehold improvements and assets acquired under capital leases are amortized over the shorter of the lease term or the estimated useful lives.

Software – Software that has been purchased is included in Property and Equipment and is amortized using the straight-line method over five years. The cost of internally developed software and product enhancements, not reimbursed by customers, is capitalized as Deferred Software Costs. Such costs are amortized using the straight-line method over the life of the related customer contract or three to five years, whichever is shorter.

Intangible Assets – The excess of cost over net assets of acquired businesses ("goodwill") was amortized during the periods ending December 31, 2001 using the straight-line method over the estimated lives, typically no more than fifteen years. In accordance with SFAS 142, goodwill was not amortized in 2002. Other intangible assets, primarily acquired customer lists, are amortized using the straight-line method over the estimated lives, typically no more than ten years. The carrying value of intangibles is evaluated periodically for impairment in accordance with Statement of Financial Accounting Standards No. 142.

Revenue Recognition – The Company's services are provided under a combination of fixed monthly fees and time and materials billings. Contracts with clients typically range from one to five years. Revenues are recognized monthly as earned, and costs are expensed monthly as incurred.

Deferred Revenue – The Company records deferred revenue for amounts billed for which the services have not yet been provided. Deferred revenue amounts are recorded to income as the services are rendered.

Income Taxes – Income tax expense or benefit is based on pre-tax accounting income. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts. Deferred tax benefits are recognized to the extent that realization of such benefits is more likely than not. In 2002, a net tax benefit was recognized for the carry-back of certain 2000 alternative minimum tax losses to prior years. The cumulative tax benefit recorded by the Company in October 2000 was limited to the refund the Company received as a result of carrying back a portion of the pretax loss to prior years.

Earnings per Share – Basic earnings per share is computed by dividing income to common stockholders by the weighted average number of common shares outstanding during each period. Diluted earnings per share are computed using the weighted average number of common shares plus the potentially dilutive effect of common stock equivalents. Stock options, warrants, and convertible preferred stock that are anti-dilutive are excluded from the computation of weighted average shares outstanding. Certain options, warrants, and convertible preferred stock that are currently anti-dilutive may be dilutive in the future.

Segments – The Company and its subsidiaries operate in one reportable segment of providing information technology outsourcing services.

Derivatives – The Company does not invest in derivatives for trading purposes nor does it use derivative financial instruments to manage risks associated with fluctuating interest rates.

Fair Value of Financial Instruments – At December 31, 2002 and 2001, the carrying amounts of cash and equivalents, trade accounts receivable, accounts payable, accrued expenses, accrued loss on leased facilities, customer deposits, deferred revenue and other current liabilities approximate fair value due to the short-term nature of these instruments. The carrying amounts of long-term debt approximate fair value based on interest rates that are currently available to the Company with similar terms and remaining maturities.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the periods. Actual results could differ from those estimates.

Reclassifications – Certain reclassifications were made to the prior years' financial statements to conform to the current year presentation.

Major Customers – For the years ended December 31, 2002 and 2001, the two month period ended December 31, 2000, and the fiscal year ended October 31, 2000, one client accounted for 11%, 17%, 16% and 14%, respectively, of the Company's revenues. In addition, during the years ended December 2002 and 2001, a new client accounted for 29% and 17%, respectively, of the Company's revenues, and in the two month period ended December 31, 2000 and the fiscal year ended October 31, 2000, a former client accounted for 17% and 13% of the Company's revenues.

Stock-based Compensation – The Company accounts for stock options granted to employees and directors under the Plan in accordance with Accounting Principles Board Opinion No. 25 and related interpretations. Accordingly, no compensation cost has been recognized for stock option awards.

Had compensation cost been determined in accordance with Statement of Financial Accounting Standard No. 123 "Accounting for Stock-Based Compensation", the Company's income (loss) in thousands of dollars and income (loss) per common share for the years ended December 31, 2002, and 2001, the two month period ended December 31, 2000, and the fiscal year ended October 31, 2000, respectively, would have been as follows:

	Year ended December 31, **2002**	Year ended December 31, 2001	Fiscal Year ended October 31, 2000	Two Month Period ended December 31, 2000
Net loss to common stockholders:				
As reported	$ **(8,156)**	$ (45,048)	$ (18,819)	$ (5,790)
Pro forma	$ **(11,071)**	$ (47,885)	$ (20,336)	$ (6,247)
Net loss to common stockholders per share:				
As reported	$ **(1.52)**	$ (7.77)	$ (3.58)	$ (0.98)
Pro forma	$ **(2.07)**	$ (8.25)	$ (3.87)	$ (1.06)

All incentive stock options under the Plan, other than those granted to any person holding more than 10% of the total combined voting power of all classes of outstanding stock, are granted at the fair market value of the common stock at the grant date. The weighted average fair value of the stock options granted during the years ended December 31, 2002 and 2001 and the fiscal year ended October 31, 2000 was $689,431, $888,724, and $12,122,000, respectively. No grants were made during the two months ended December 31, 2000. The fair value of each stock option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2002: a risk-free interest rate of 3.69%; expected lives of three and a half years; and expected volatility of 54.7%. The assumptions used in 2001 and fiscal 2000 included risk-free interest rates of 4.72% and 6.28%, respectively, expected lives ranging from six months to five years, and expected volatilities of 65.5% and 85.9%, respectively.

Recently Issued Accounting Pronouncements – In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 provides guidance on the timing of the recognition of costs associated with exit or disposal activities, requiring such costs to be recognized when incurred. Previous guidance required the recognition of costs at the date of commitment to an exit or disposal plan. The provisions of SFAS 146 are to be adopted prospectively after December 31, 2002. Although SFAS 146 may impact the accounting for costs related to exit or disposal activities we may enter into in the future, particularly the timing of the recognition of these costs, the adoption of the statement did not have an impact on our current financial condition or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123," which amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The transition and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We will continue to account for stock-based compensation to employees under APB Opinion No. 25 and related interpretations.

2. Acquisition

On February 5, 2002, the Company purchased all of the outstanding capital stock of AmQUEST, a Georgia corporation, from its former parent company American Software, Inc. ("ASI"). As consideration for the purchase of AmQUEST's shares, the Company paid ASI approximately $19,634,000 in cash, after finalizing certain post closing adjustments. In addition, the Company incurred approximately $612,000 in professional fees and other costs related to the acquisition of which $350,000 remains unpaid at December 31, 2002.

The Company financed the AmQUEST Acquisition through the application of the proceeds of the financing described in Note 9 and cash held by the Company.

The Company acquired client contracts valued at $1,200,000. This intangible asset is being amortized over five years using an accelerated method to approximate the anticipated decline in the revenues of the acquired contracts as they expire over that time. The acquisition also generated $20,714,436 in goodwill. This goodwill is not currently deductible for tax purposes.

The balance sheet of AmQUEST as of the date of the acquisition has been valued as follows:

Consolidated Balance Sheet of AmQUEST, Inc.
as of February 5, 2002 *(In Thousands)*

ASSETS:	
Accounts receivable	$ 1,637
Other current assets	204
Total current assets	1,841
Equipment and other fixed assets	1,936
Customer list	1,200
Goodwill	20,714
	$25,691
LIABILITIES AND EQUITY:	
Accrued expenses	$ 4,053
Current capital leases	802
Other current liabilities	56
Total current liabilities	4,911
Capital leases due	366
Other liabilities	168
Total liabilities	5,445
Parent's equity	20,246
	$25,691

The following unaudited condensed consolidated pro forma financial statements of operations are presented to illustrate the effects of the acquisition of AmQUEST as if such transaction had occurred on the first day of each of the periods presented (January 1, 2002 and 2001). The pro forma statements of operations may not be indicative of the results that actually would have occurred had the combination been in effect on the date indicated, nor does it purport to indicate the results that may be obtained in the future.

Condensed Consolidated Pro Forma Statements of Operations

	Years ended December 31,	
(In Thousands except Per Share Data)	**2002**	2001
Revenues	**$52,249**	$ 45,228
Net income (loss)	**1,012**	(38,387)
Net loss to common stockholders	**$ (8,280)**	$(46,911)
Net loss to common stockholders per basic and diluted share	**$ (1.55)**	$ (8.09)

3. Settlement

On January 10, 2002, the Company and a software licensor (the "Licensor") entered into a Release Agreement (the "Agreement") in settlement of a dispute of certain claims the Company had sought against the Licensor under a software license and support agreement. Pursuant to the Agreement, the Company received credits totaling $2,000,000 to be used towards certain future purchases (the "Credits"). The Credits were subject to restrictions and were to expire on December 31, 2002 if unused. Additionally, support fees of $1,136,000 under the software and support agreement, including $522,000 of past due amounts, were waived by the Licensor. Pursuant to the Agreement, the Company agreed to release and hold harmless the Licensor and its subsidiaries from any and all claims, damages, actions or causes of action of any kind arising prior to the date of the Agreement.

The Company recognized all of the Credits in its statement of operations in 2002. Additionally, accrued expenses related to the unpaid support fees totaling $796,000 were reversed in connection with the Agreement. As of December 31, 2002, all of the Credits had been used.

4. Property and Equipment

Property and equipment consists of the following:

	December 31,		Depreciable Lives
	2002	2001	(Years)
Computer equipment	**$10,916,395**	$8,836,460	5
Computer equipment held under capital leases (Note 9)	**7,485,394**	4,938,987	*
Furniture and office equipment	**1,261,716**	1,343,842	7
Leasehold improvements	**8,022,889**	7,941,703	*
Purchased software	**5,838,603**	3,294,070	5
Vehicles	**131,711**	155,058	3
	33,656,708	26,510,120	
Less accumulated depreciation and amortization, including $2,893,080 and $2,062,025 attributable to capital leases at December 31, 2002 and 2001, respectively	**(14,219,940)**	(9,336,986)	
	$19,436,768	$17,173,134	

** Shorter of the useful life or the length of the lease.*

In connection with the AmQUEST Acquisition, the Company added $1,935,970 of fixed assets, including $1,168,442 of capitalized leases.

Depreciation and amortization charged to operations was $4,906,301 and $2,562,985 for the years ended December 31, 2002 and 2001; $948,164 for the fiscal year ended October 31, 2000, and $283,017 for the two-month period ended December 31, 2000.

In connection with the recording of a loss on leased facilities at December 31, 2001, approximately $2,742,000 of capitalized costs were written off (See Note 10).

5. Deferred Software Costs

Deferred software costs consist of the following:

	December 31,	
	2002	2001
Cost of internally-developed software and enhancements, including software under development	**$5,956,159**	$5,821,360
Accumulated amortization	**(4,214,098)**	(3,624,290)
	$1,742,061	$2,197,070

Amortization of deferred software costs charged to operations was $589,808 and $753,879 for the years ended December 31, 2002 and 2001; $596,476 for the fiscal year ended October 31, 2000, and $91,691 for the two months ended December 31, 2000.

6. Goodwill and Other Intangible Assets

Goodwill consists of the following:

	December 31,	
	2002	2001
Excess cost of investments over net assets acquired	**$30,692,926**	$9,978,490
Accumulated amortization	**(2,241,717)**	(2,241,717)
	$28,451,209	$7,736,773

In connection with the AmQUEST Acquisition, the Company incurred $20,714,436 of new goodwill.

Amortization charged to operations was $644,090 for the year ended December 31, 2001; $619,085 for the fiscal year ended October 31, 2000, and $105,464 for the two months ended December 31, 2000.

As noted above, SFAS 142 prohibits the amortization of goodwill, and also requires that the Company report, on a pro forma basis the amount of net income or loss, for periods presented prior to January 1, 2002, as if SFAS 142 were implemented at the beginning of the earliest period presented and goodwill had not been amortized.

Consolidated Pro Forma Statement of Net Loss Per SFAS 142
(In Thousands Except Per Share Data)

	For the Year ended December 31, 2001		For the Two Month Period ended December 31, 2000		For the Fiscal Year Ended October 31, 2000	
	Reported	Pro Forma	Reported	Pro Forma	Reported	Pro Forma
Net loss	$(36,524)	$(35,880)	$(4,440)	$(4,335)	$(14,983)	$(14,364)
Net loss to common stockholders	$(45,048)	$(44,404)	$(5,790)	$(5,685)	$(18,819)	$(18,200)
Net loss to common stockholders per diluted share	$ (7.77)	$ (7.65)	$ (0.98)	$ (0.97)	$ (3.58)	$ (3.47)

Other intangible assets consist of the following:

	December 31, 2002	December 31, 2001
Acquired customer lists	**$2,380,488**	$1,180,488
Accumulated amortization	**(1,238,848)**	(806,374)
	$1,141,640	$ 374,114

In connection with the acquisition of AmQUEST, Inc., the Company added customer contracts worth $1,200,000.

Amortization charged to operations was $432,474 and $134,294 for the years ended December 31, 2002 and 2001; $134,296 for the fiscal year ended October 31, 2000, and $22,384 for the two-month period ended December 31, 2000. Amortization expense related to customer lists is estimated to be $353,000, $277,000, $217,000, $170,000, and $17,000 for the years ended December 31, 2003, 2004, 2005, 2006 and 2007, respectively.

7. Accrued Expenses

Accrued Expenses consists of the following:

	December 31, 2002	December 31, 2001
Salaries and Bonuses	**$ 769,889**	$1,214,107
Interest	**588,302**	26,794
Other	**2,735,154**	5,004,764
	$4,093,345	$6,245,665

8. Related Party Transactions

The Company is the beneficiary of a $1,000,000 life insurance policy that it maintains on its Chairman of the Board.

In June 2000, the Company hired a Chief Executive Officer (the "Executive"). The employment agreement with the Executive provided, among other things, for an award of 800,000 restricted shares of common stock and an agreement that the Company would loan the Executive an amount equal to 50 percent of the related Federal income tax liability on such grant. The Executive also purchased 68,446 shares of common stock from the Company at $14.61 per share. The value of the 800,000 restricted shares ($11,500,000 on the grant date of June 15, 2000) was being amortized ratably over the four-year vesting schedule. The Executive's obligation to the Company was repayable from, among other things, the proceeds arising from the disposition of any of the 800,000 shares. As of November 14, 2001, the Executive had borrowed, including accrued interest, a total of $1,935,000.

Effective as of November 14, 2001, the Executive resigned his positions as CEO and Director, and entered into a settlement agreement with the Company to terminate the employment contract. The Company accelerated the vesting of the stock award and purchased 535,594 of the 868,446 common shares held by the Executive for consideration of $2,385,000, consisting of $450,000 in cash plus the repayment of the balance due on his loan from the Company of $1,935,000. These shares are held in the Company's treasury. Accelerating the vesting of the stock award resulted in a nonrecurring, noncash charge of approximately $7,427,000 for the remaining unamortized balance of the original grant. Total amortization of the restricted stock award was $9,822,917 for the year ended December 31, 2001; $1,197,917 for the fiscal year ended October 31, 2000, and $479,166 for the two-month period ended December 31, 2000.

Due from related parties consists of the following:

	December 31, 2002	December 31, 2001
Due from the Chairman, bearing interest at the Prime Rate (4.25% at December 31, 2002) plus 1% per annum, repayable on demand	**$ 84,645**	$ 78,177
Due from other officers, bearing interest at the Prime Rate, repayable on demand	**131,695**	126,929
Total due from related parties	**$216,340**	$205,106

In accordance with the Sarbanes-Oxley Act of 2002, no further advances are being made to the Company's officers.

9. Long-term Debt and Capitalized Lease Obligations

Long-Term Debt

	December 31,	
	2002	2001
Debentures	$10,600,000	$ —
Unamortized discount	(1,228,444)	—
Loan payable – financial institution	—	2,646,679
Vehicle loans	39,517	60,159
Notes payable – other	—	54,890
	9,411,073	2,761,728
Less current portion	(20,895)	(1,000,000)
	$ 9,390,178	$1,761,728

On February 1, 2002, in anticipation of the AmQUEST Acquisition, the Company entered into a Securities Purchase Agreement (the "SPA") with a group of private investors (the "Investors") whereby the Company issued Senior Subordinated Debentures (the "Debentures") and warrants to purchase, initially, 2,000,000 shares of the common stock of the Company (the "Initial Camden Warrants") (subject to adjustments as discussed below) in exchange for $10,000,000. Pursuant to the SPA, the proceeds of the sale of the Debentures were used to fund a portion of the cost of the AmQUEST Acquisition.

The Debentures were issued at an aggregate face value of $10,000,000 with a maturity of three years from February 1, 2002 (the "Issuance Date"), with the right to extend the term of the Debentures for one additional year at the Company's sole option. Pursuant to the terms of the Debentures, the Company is required to make semi-annual interest payments of 12% per annum for the first two years, 13% per annum for the period commencing on February 1, 2004 and ending on February 1, 2005, and (if the Company elects to extend the maturity date as described above), 14% per annum from February 1, 2005. The Company has the option to pay interest in the form of (a) cash, (b) additional Debentures, or (c) a combination of cash and additional Debentures. If the Company chooses to make interest payments using additional Debentures, the Company may be required to issue additional warrants (the "Additional Camden Warrants") pursuant to the terms of the Debentures. Additional Camden Warrants will not be subject to cancellation. The fair market value of Additional Camden Warrants issued, if any, will be recorded as deferred financing costs and amortized over the remaining term of the Debentures.

The initial carrying values of the Debentures ($8,280,000) and Initial Camden Warrants ($1,720,000) were determined by apportioning an amount equal to the proceeds from the private sale multiplied by the relative value of each item as of the Issuance Date. The difference between the carrying value and the face value of the Debentures is being recorded as additional interest expense through February 1, 2005 (the initial maturity date of the Debentures) using the interest method.

The Initial Camden Warrants have been issued pursuant to a Warrant Agreement dated as of February 1, 2002 by and between the Company and the Investors (the "Warrant Agreement") and are subject to certain customary anti-dilution adjustments. The exercise price of the Initial Camden Warrants is $5.86. The Camden Warrants expire on January 31, 2007 and may be cancelled, in part, upon the prepayment of the Debentures as more fully described in the Warrant Agreement.

On July 31, 2002 and January 31, 2003, the Company made the interest payments then due by issuing additional Debentures totaling $600,000 and $636,000, respectively. The additional Debentures are subject to the same interest rates and other terms as the original Debentures. If any Debentures are outstanding at February 1, 2004, the Company will be required to issue Additional Camden Warrants to purchase 123,600 shares of common stock.

In August 2001, the Company borrowed $3 million from a financial institution to purchase computer equipment; bearing interest at 12.55% and repayable in 36 monthly payments of approximately $100,400. On February 1, 2002, in connection with the issuance of the debentures described above, the Company repaid this loan including a 3% penalty.

During 2001, the Company borrowed an aggregate of $62,252 from two lending institutions to finance the purchase of three vehicles. Two of these loans were entered into during the zero interest promotion. The aggregate monthly payment for these loans is $1,762.

On October 23, 2000, the Company entered into two agreements to purchase certain equipment. The agreements called for twenty-four payments of $5,847 per month. These obligations were paid as of December 31, 2002.

Capital Lease Obligations

Assets subject to capital lease agreements are reflected in property and equipment as capital leases. During the year ended December 31, 2002, the Company entered into four capital leases aggregating approximately $1,278,000. During 2001, the Company entered into a capital lease for equipment having a net present value of $57,500. For the two-month period ended December 31, 2000, the Company entered into two capital leases aggregating approximately $3,603,000.

The following is a schedule of future minimum lease payments under capital leases, together with the present value of the net minimum lease payments:

Years ending December 31:	
2003	$1,982,327
2004	1,415,197
2005	35,914
2006	21,366
Total minimum lease payments	3,454,804
Less amount representing interest	(247,625)
Present value of net minimum lease payments	3,207,179
Less current portion of obligations under capital leases	(1,719,968)
Long-term portion	$1,487,211

10. Income Taxes

The provision (benefit) for income taxes on continuing operations consists of:

	Year ended December 31, 2002	2001	Two Month Period ended December 31, 2000	Fiscal Year ended October 31, 2000
Current tax (benefit):				
Federal	**$(250,628)**	$697,000	$ —	$(2,857,672)
State and local	**42,233**	—	—	—
Deferred provision (benefit)	—	—	—	684,229
	$(208,395)	$697,000	$ —	$(2,173,443)

Income tax expense represents the difference between the estimated tax expense or benefit as provided and as realized in the Company's income tax returns. A reconciliation of income taxes computed at the Federal statutory rate to amounts provided is as follows:

	Year ended December 31, 2002	2001	Two Month Period ended December 31, 2000	Fiscal Year ended October 31, 2000
Tax provision computed at the statutory rate	**$315,753**	$(12,539,449)	$(1,509,610)	$(5,833,295)
Increase (decrease) in taxes resulting from:				
State and local income taxes, net of federal income taxes	**27,874**	—	—	—
Non-deductible expenses	**13,715**	3,438,021	170,221	159,405
Benefit of tax credits	**(315,109)**	—	—	—
Losses for which no benefit has been provided	—	9,101,428	1,366,890	3,500,447
Other, net	**(250,628)**	697,000	(27,501)	—
	$(208,395)	$ 697,000	$ —	$(2,173,443)

Temporary differences that give rise to net deferred tax assets (liabilities) are as follows:

	December 31, 2002	2001
Deferred tax assets:		
Accrued loss on leased facilities and office closings	**$470,101**	$2,980,931
Accrued liabilities	**758,896**	612,342
Allowance for doubtful accounts	**375,183**	418,711
Deferred rent	**358,980**	542,713
Net operating loss	**18,311,420**	11,939,586
Other	**107,950**	—
	20,382,530	16,494,283
Deferred tax liabilities:		
Depreciation and amortization	**(506,245)**	22,234
Deferred software costs	**(722,955)**	(835,105)
Other	—	—
	(1,229,200)	(812,871)
Net tax assets	**19,153,330**	15,681,412
Valuation allowance	**(19,153,330)**	(15,681,412)
Net deferred taxes	**$ —**	$ —

The deferred tax assets have been fully offset by a valuation allowance due to the uncertainty of realizing such tax benefits.

At December 31, 2002, the Company had net operating loss carry-forwards of approximately $44.1 million for federal income tax purposes, including approximately $8.1 million acquired in the AmQUEST Acquisition, that begin to expire in 2019. The use of the acquired net operating loss may be restricted under Section 382 of the Internal Revenue Code.

11. Stockholders' Equity

Common Stock – The Company is authorized to issue up to 50,000,000 shares of common stock, $0.01 par value. The holders of common stock are entitled to one vote per share. There is no cumulative voting for the election of directors. Subject to the prior rights of any series of preferred stock which may from time to time be outstanding, holders of common stock are entitled to receive ratably any dividends as may be declared by the Board of Directors of the Company out of legally available funds, and upon the liquidation, dissolution, or winding up of the Company, are entitled to share ratably in all assets remaining after the payment of liabilities, and payment of accrued dividends and liquidation preferences on the preferred stock outstanding, if any.

Holders of common stock have no preemptive rights, and have no rights to convert their common stock into any other security.

Preferred Stock – The Company is authorized to issue up to 3,000,000 shares of preferred stock, $0.01 par value. The preferred stock may be issued in one or more series, the terms of which may be determined by the Board of Directors without further action by the stockholders, and may include voting rights (including the right to vote as a series on certain matters), preferences as to dividends and liquidation conversion, redemption rights, and sinking fund provisions. In connection with the private placement of securities discussed below, the Board of Directors reserved 300,000 shares of preferred stock for initial and future issuances as Series A.

Private Placement of Securities – On May 10, 2000, in a private placement with a group of investors (the "Purchasers"), the Company issued 157,377 shares of redeemable 8% Series A Cumulative Convertible Participating Preferred Stock with an aggregate face value of $60 million (the "Series A Preferred Stock") and warrants to purchase 2,531,926 shares of the Company's common stock at an exercise price of $0.01 per share (the "Investor Warrants"). The Company received $58,430,596 after payment of issuance costs and related legal fees.

The initial carrying values of the Investor Warrants ($28,180,132) and Series A Preferred Stock ($30,250,464) were determined by apportioning an amount equal to the proceeds from the private placement multiplied by the relative value of each class of security as of the commitment date. The difference between the carrying value and the face value of the Series A Preferred Stock is being accreted as a charge against retained earnings through May 31, 2007 (the Purchasers' earliest redemption date) using the interest method. Accumulated dividends (dividends not paid on a dividend date) and dividends accruing prior to a dividend payment date also increase the carrying value of the Series A Preferred Stock through a charge to retained earnings.

On December 18, 2002, 262.3 shares of Series A Preferred, with a face value of $100,000, were converted into 2,764 shares of the Company's common stock. In addition, the same holder exercised his Series A Warrants, receiving an additional 4,441 common shares.

The significant provisions of the Series A Preferred Stock are as follows:

Each share of Series A Preferred Stock maintains a liquidation preference of $381.25 per share, or an aggregate of $59.9 million for all 157,115 shares, plus accumulated and accrued dividends. Each share of Series A Preferred Stock bears a quarterly dividend of $7.625 payable on March 1, June 1, September 1, and December 1 of each year. Such dividends will accumulate and compound quarterly at a rate of 8% per annum for approximately the first three years. Thereafter, dividends may be accumulated and compounded quarterly at 8% per annum or paid in cash, at the option of the Company. Each share of Series A Preferred Stock was convertible initially into ten shares of common stock of the Company at the option of the Purchasers, subject to adjustment provided in the Certificate of Designation.

The conversion price of the Series A Preferred Stock shall be adjusted from time to time if the Company: (i) pays a stock dividend; (ii) except in certain instances, issues or sells any shares of common stock or convertible securities at a price per share less than $14.61, as adjusted; (iii) subdivides or reclassifies its common stock; (iv) distributes assets to holders of common stock; or (v) makes a tender offer for all or any portion of its common stock. On February 1, 2002, in connection with the issuance of the Camden Warrants described below, each share of Series A Preferred became convertible into approximately 10.54 shares of common stock.

The Company has the option to redeem the Series A Preferred Stock at any time following five years from the closing date at the greater of (x) $381.25 per share plus all accrued and unpaid dividends or (y) the market value per share at the date of redemption of the common stock into which shares of the Series A Preferred Stock are convertible. The Purchasers have a one-year right to require the Company to redeem shares of Series A Preferred Stock after seven years from the closing date for $381.25 per share, plus all accrued and unpaid dividends thereon, in certain circumstances.

Each share of Series A Preferred Stock is entitled to vote on all matters on which holders of common stock are entitled to vote, with each share of Series A Preferred Stock having a number of votes equal to the number of shares of common stock into which the Series A Preferred Stock is convertible.

The approval of the holders of two-thirds of the shares of Series A Preferred Stock is required for the Company to: (i) amend its charter or by-laws so as to adversely affect the rights or preferences of the Series A Preferred Stock; (ii) merge or transfer all or substantially all of its assets, reorganize, or take any action that is expected to result in a change of control of the Company or a planned liquidation; (iii) impose material restrictions on the Company's ability to honor the rights of the holders of the Series A Preferred Stock; (iv) authorize or sell any class or series of equity securities (other than stock options pursuant to existing plans or upon the conversion of the Series A Preferred Stock or the exercise of the Investor Warrants) which ranks senior to, or *pari passu* with, the Series A Preferred Stock; (v) subdivide or modify any outstanding shares of the Company if the rights of the holders of the Series A Preferred Stock are impaired; or (vi) pay any dividends on any class of stock (other than the Series A Preferred Stock) or redeem or repurchase any equity securities of the Company or its subsidiaries.

The sale of shares of Series A Preferred Stock, the Investor Warrants, and the shares of common stock issuable upon conversion of the Series A Preferred Stock or exercise of the Investor Warrants are not registered under the Securities Act. The Company has entered into a Registration Rights Agreement providing for certain demand registration and unlimited piggyback registrations, subject to certain limitations.

The Purchasers, the Company and certain specified officers of the Company (the "Management

Stockholders") entered into a Stockholders Agreement. Among other things, the Stockholders Agreement provides: (i) limitations on transfers of the Company's securities; (ii) the agreement of the parties to vote all securities to elect certain designees to the Company's Board of Directors; and (iii) that certain acts may not be taken without the prior written approval of the directors nominated by the investors. Those acts include (i) hiring or terminating any senior manager of the Company or any subsidiary; (ii) approval of the Company's annual business plan, operating budget and capital budget; (iii) any capital expenditure not reflected in the Company's annual capital budget which would cause the capital budget to be exceeded by $250,000; (iv) consolidation or merger of the Company, sale of all or substantially all of its assets, recapitalization or liquidation of the Company or other acts that could result in a change of control of the Company; (v) authorizing or issuing additional equity securities of the Company, (vi) an acquisition or divestiture in excess of $5,000,000; (vii) incurring indebtedness in excess of $2,500,000; (viii) entering into a transaction with an affiliate; or (ix) increasing the securities available under an employee benefit plan.

The Investor Warrants issued to the Purchasers are subject to adjustment provisions that are similar to those of the Series A Preferred Stock. The Investor Warrants must be exercised before May 11, 2007.

On February 5, 2002, in connection with the issuance of the Initial Camden Warrants discussed below, the number of common shares issuable for the Investor Warrants was increased from 2,531,926 to 2,668,710 and the exercise price was adjusted to $0.00949.

Private Sale of Debentures with Warrants – In connection with the SPA discussed in Note 9 above, the Company issued the Debentures and the Initial Camden Warrants to purchase 2,000,000 shares of the common stock of the Company (subject to adjustments as discussed below) in exchange for $10,000,000.

Other Warrants – In February 2001, the Company issued a warrant to purchase 65,000 shares of the Company's common stock at $18.00 per share in settlement of any future contingent consideration payable under an agreement to purchase the assets of a business. This warrant has a ten year life and vests as to 21,667 shares on September 16, 2001, with the remaining 43,333 shares vesting in approximately equal amounts over the following 24 months. The fair value of the warrant of $146,900, calculated using the Black-Scholes pricing model, was recorded as additional goodwill relating to the related acquisition.

On June 5, 2000, the Company issued warrants to former debt holders to purchase 30,000 shares of the Company's common stock at $19.25 per share as consideration for the settlement of all other potential equity interests in the Company held by them. The warrants were immediately exercisable and expire on June 5, 2004. The fair value of the warrants of $120,000, calculated using the Black-Scholes pricing model, was included in the statement of operations for the fiscal year ended October 31, 2000.

Stock Option Plans – On June 25, 2002, the stockholders approved a Board of Directors resolution establishing the Company's 2002 Stock Option and Stock Appreciation Rights Plan (the "2002 Plan"). The principal reason for adopting the 2002 Plan is the Federal income tax requirement that Incentive Stock Options must be granted within ten years from the earlier of the date of adoption of a qualified plan or approval of the plan by the stockholders. Prior to its initial public offering in September 1992, the Company had adopted the 1992 Stock Option and Stock Appreciation Rights Plan (as subsequently amended and restated, "the 1992 Plan") that provided for the granting of options to employees, officers, directors, and consultants for the purchase of common stock. The material features of the 1992 Plan and the 2002 Plan are substantially the same. Incentive stock options may be granted only to employees and officers of the Company, while non-qualified options may be issued to directors and consultants, as well as to officers and employees of the Company.

Upon adoption of the 2002 Plan, the resolution of the Board of Directors stipulates that no further grants will be made pursuant to the 1992 Plan. The grants previously made under the 1992 Plan will not be affected. The Board's resolution provides that 1,000,000 shares will be authorized as available for grant under the 2002 Plan. Both plans provide a maximum exercise period of ten years. Qualified options granted to a 10% or greater stockholder shall have a maximum term of five years under Federal tax rules. As a matter of practice, except with respect to a 10% or greater stockholder, the typical exercise period for options granted under the existing plan has been ten years from the date of grant.

The Company's Board of Directors or a committee of the Board consisting of at least two non-employee directors determine those individuals to whom options will be granted, the number of shares of common stock which may be purchased under each option, and (when necessary) the option exercise price. The Board or the committee also determines the expiration date of the options (typically 10 years, except for 10% shareholders, which expire in 5 years), and the vesting schedule of the options.

The per share exercise price of an incentive stock option may not be less than the fair market value of the common stock on the date the option is granted. The per share exercise price of a non-qualified option shall be determined by the committee, except that the Company will not grant non-qualified options with an exercise price lower than 50% of the fair market value of common stock on the day the option is granted.

In addition, any person who, on the date of the grant, already owns, directly or indirectly, 10% or more of the total combined voting power of all classes of stock outstanding, may only be granted an option if the exercise price of such option is at least 110% of the fair market value of the common stock on the date of the grant.

The Board or the committee may also grant "stock appreciation rights" ("SARs") in connection with specific options granted under the plan. Each SAR entitles the holder to either: (a) cash (in an amount equal to the excess of the fair value of a share of common stock over the exercise price of the related options); or (b) common stock (the number of shares of which is to be determined by dividing the SARs cash value by the fair market value of a share of common stock on the SAR exercise date); or (c) a combination of cash and stock. SARs may be granted along with options granted under the 2002 Plan, and to holders of previously granted options. No SARs have been granted under the either plan.

Activity in the Plan during the periods from October 31, 1999 through December 31, 2002 is as follows:

	Number of Options	Exercise Price Range	Weighted Average Exercise Price
Options outstanding, October 31, 1999	788,400	$3.55 - $11.48	$ 6.56
Options granted	1,407,350	$8.81 - $45.00	$16.18
Options exercised	(170,478)	$3.25 - $27.25	$ 5.53
Options cancelled	(54,422)	$4.38 - $27.25	$13.38
Options outstanding, October 31, 2000	1,970,850	$3.25 - $45.00	$12.89
Options cancelled	(183,916)	$8.81 - $27.25	$13.74
Options outstanding, December 31, 2000	1,786,934	$3.25 - $45.00	$12.65
Options granted	235,400	$4.58 - $14.61	$ 8.09
Options exercised	(25,000)	$4.68 - $ 4.68	$ 4.68
Options cancelled	(593,563)	$4.64 - $45.00	$17.99
Options outstanding, December 31, 2001	1,403,771	$3.25 - $37.78	$ 9.77
Options granted	252,100	$4.95 - $ 8.63	$ 6.37
Options exercised	(53,885)	$3.78 - $ 7.14	$ 5.38
Options cancelled	(195,051)	$4.38 - $27.25	$12.64
Options outstanding, December 31, 2002	**1,406,935**	**$3.25 - $37.78**	**$ 8.93**

Additional information regarding exercise price ranges of options outstanding:

Exercise Price Range	Number of Options Outstanding	Weighted Average Exercise Prices	Weighted Average Contractual Life (Years)	Number of Options Exercisable	Weighted Average Exercise Price of Exercisable Options
$ 3.25 - $ 4.86	186,250	$ 3.61	3.6	184,163	$ 3.59
$ 5.15 - $ 7.14	354,463	$ 5.88	7.3	163,538	$ 5.52
$ 7.30 - $10.47	659,250	$ 9.41	6.5	597,949	$ 9.47
$10.86 - $15.42	67,062	$11.81	1.5	59,078	$11.67
$17.00 - $23.13	122,860	$18.72	6.4	109,128	$18.80
$27.25 - $31.81	13,300	$28.58	6.9	13,300	$28.58
$37.78 - $37.78	3,750	$37.78	7.4	3,750	$37.78
	1,406,935			1,130,906	

There were 1,130,906, 1,094,647, 950,997, and 884,612 options exercisable at December 31, 2002, 2001 and 2000 and October 31, 2000, respectively. At December 31, 2002, there are 954,250 options available for future grant.

12. Commitments and Contingencies

Employment Agreements
The Company is obligated under two employment agreements that were to expire on October 31, 2002. A provision of these agreements provides that, in the absence of any written notice to the contrary, each agreement is extended such that there shall always be an unexpired term of one year. This provision is currently in force. In connection with the AmQUEST Acquisition discussed in Note 2, an additional employment agreement was entered into as of February 5, 2002 with a one year minimum term. Pursuant to such agreements, the total annual minimum salary payable in 2003 is $844,375.

Consulting and Non-competition
In connection with an acquisition, the Company entered into an agreement with the former owner of the acquired company. This agreement, as amended, expires on February 1, 2003, and provides for remaining payments totaling $46,000 through that date.

Lease Obligations
Operating leases for facilities extend through December 31, 2015. Several of these leases contain escalation clauses, which cause the amounts paid each year to increase by a stated amount or percentage. The Company records as expense, however, a fixed amount representing the average of these varying payments. The difference between the cash payments and the expense recorded is accrued. This liability is long-term since the accrued amounts will not be paid until the mid-point of the leases.

In April 2002, the Company renegotiated its lease with respect to a data center in the Atlanta, Georgia, metropolitan area. The renegotiated lease, which is payable through December 2015, reduces the leased space by more than 20,000 square feet and increases the base rent by $2.00 per square foot, to an annual base rent of $525,000. The base rent is subject to future escalations of approximately 2.5% per lease year. In addition, the Company is responsible for a *pro rata* share of the building's operating expenses and real estate taxes. The total estimated savings under the renegotiated lease approximate $5 million over the remaining term of the lease. The Company is relocating the operations of AmQUEST to the facility.

The Company leases space in a building owned by the former parent of AmQUEST. At February 5, 2002, the Company occupied approximately 33,400 square feet. The lease agreement permits the Company to reduce its use of this space for a *pro rata* reduction in rent. The Company has moved most of the operations of AmQUEST to the facility in the Atlanta metropolitan area, and occupies approximately 11,400 square feet at December 31, 2002. It is the Company's intention to further reduce its use of this space during 2003. This lease agreement expires on January 31, 2006, unless the Company reduces its use of this space to zero at an earlier date. During 2002, the lease expense for this facility totaled $362,000.

The Company's obligations under certain of these leases are secured by cash deposits or standby letters of credit, aggregating $735,000 and $2,086,000 at December 31, 2002 and 2001, respectively. The standby letters of credit are collateralized by certain cash investments that have been classified as long-term assets. Total expense for occupancy costs, was approximately $2,264,000; $5,364,000; $607,000; and $2,104,000 for the years ended December 31, 2002 and 2001, the two months ended December 31, 2000, and for the fiscal year ended October 31, 2000, respectively.

Loss on Leased Facilities
In May 2002, the Company reached an agreement with the landlord of a facility the Company had been developing in the Northern Virginia high tech corridor. The agreement releases the Company from the future payments under its lease, which amounted to approximately $30 million through November 2015. The agreement also required a cash payment of approximately $1,515,000 and the forfeiture of a $1,460,000 deposit. As of December 31, 2001, the Company had recorded a provision of $5,650,000 for this expected result, including the write-off of approximately $2,742,000 of construction-in-progress costs. In 2002, approximately $290,000 of the provision relating to estimated settlement costs was reversed.

Effective as of August 1, 1998, the Company sublet approximately 31,500 square feet in its New York City location. The sublease and the related primary lease expire in 2008. A charge was taken of approximately $3,022,000 representing the total amount of the shortfall between the amounts to be received and paid out over the life of the lease, and also including the value of leasehold improvements abandoned. Since a sale of certain operations also permitted the Company to reduce substantially its New York City space requirements, a portion of the original accrual and the subsequent net cash flows are charged to the discontinued operation.

During fiscal 2000, the landlord, the subtenant, and the Company executed agreements terminating both the primary lease and the sublease. Under the terms of these agreements, the Company must pay the landlord monthly amounts equal to the excess of the sum due under the primary lease over the amount due under the sublease.

Effective July 31, 2000, the Company closed its Charlotte, NC sales office, and recorded a charge of approximately $514,000 representing the total amount of future payments. The lease for this facility expired on December 31, 2002.

The Company leases certain of its data center equipment, various items of office equipment, and vehicles under standard commercial operating leases. The Company also has fixed-term obligations for software licenses.

Approximate minimum future lease payments for real estate and other operating leases are as follows:

Years ending December 31,

Years ending December 31,	
2003	$8,668,000
2004	6,264,000
2005	5,481,000
2006	5,350,000
2007	5,116,000
Thereafter	28,656,000
	$59,535,000

Settlement of Acquisition Contingency
On December 18, 1998, a subsidiary of the Company purchased certain assets and the business of Enterprise Technology Group, Incorporated ("Enterprise") for $4,000,000 in cash and 300,000 shares of the Company's common stock valued at $2,677,500. The Company also recorded $6,852,928 in excess of cost over net assets acquired (goodwill).

Certain additional consideration in the form of cash and common stock (up to $4,872,000 and 242,857 shares) would have been payable, at various times, based upon the future performance of the acquired business over the period ending December 31, 2001. Effective as of December 31, 1999, $1,135,160 in additional consideration became payable in the form of shares of the Company's common stock. This amount was recorded as an increase in the value of goodwill. The Company paid this consideration in the form of 36,472 shares of its common stock on February 22, 2000.

In February 2001, the Asset Purchase Agreement was amended to provide for the issuance of a warrant to purchase 65,000 shares of the Company's common stock to settle any future contingent payments (see Note 12).

13. Retirement Plans

The Company maintains a 401(k) Savings Plan covering all eligible employees who have attained the age of 21 years and worked at least 1,000 hours in a one-year period. Plan participants may elect to contribute up to 100% of covered compensation each year, to the IRS maximum of $11,000. Per the Economic Growth and Tax Reconciliation Act of 2001, employees who reached 50 years of age were allowed to contribute an additional $1,000. The Company may make matching contributions at the discretion of the Board of Directors. The Company has not made any matching contributions. The administrative costs of the Plans are borne by the Company. Asset management costs are deducted *pro rata* from the participants' accounts.

14. Quarterly Financial Information (Unaudited)

The following is a summary of the quarterly results of operations for the years ended December 31, 2002 and 2001 (in thousands except per share data):

	Three Months Ended:			
2002	**March 31,**	**June 30,**	**September 30,**	**December 31,**
Revenues	$11,233	$13,241	$12,906	$13,394
Net income (loss)	$ 1,330	$ (726)	$ (30)	$ 563
Net loss to common Stockholders	$ (919)	$(3,024)	$(2,378)	$(1,835)
Net loss to common stockholders per basic or diluted common shares	$ (0.17)	$ (0.57)	$ (0.44)	$ (0.34)

	Three Months Ended:			
2001	March 31,	June 30,	September 30,	December 31,
Revenues	$ 5,514	$ 6,610	$ 7,354	$ 7,508
Net loss	$(7,782)	$(6,243)	$(4,800)	$(17,699)
Net loss to common stockholders	$(9,844)	$(8,350)	$(6,953)	$(19,901)
Net loss to common stockholders per basic or diluted common shares	$ (1.68)	$ (1.42)	$ (1.18)	$ (3.49)

Report of Independent Auditors

The Board of Directors and Stockholders of Infocrossing, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Infocrossing, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years ended December 31, 2002 and 2001, the two month period ended December 31, 2000 and the year ended October 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Infocrossing, Inc. and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for the years ended December 31, 2002 and 2001, the two month period ended December 31, 2000 and the year ended October 31, 2000, in conformity with accounting principles generally accepted in the United States.

As discussed in Notes 1 and 6 to the consolidated financial statements, on January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Intangible Assets".

ERNST & YOUNG, LLP

New York, New York
February 19, 2003

ZACH LONSTEIN
Chairman & Chief Executive Officer
Infocrossing, Inc.

ROBERT B. WALLACH
President & Chief Operating Officer
Infocrossing, Inc.

TIMOTHY W. BILLINGS
Vice President
MidOcean US Advisor, LLC

PETER J. DAPUZZO
Senior Managing Director
Cantor Fitzgerald & Co.

RICHARD A. KELLER
Managing Director
Sandler Capital Management

SAMANTHA McCUEN
Managing Director
Sandler Capital Management

KATHLEEN A. PERONE
President & Chief Executive Officer
LOCAL Communications, Inc.

MICHAEL B. TARGOFF
President
Michael B. Targoff & Co.

TYLER T. ZACHEM
Managing Director
MidOcean US Advisor, LLC

ZACH LONSTEIN
Chairman of the Board of Directors
& Chief Executive Officer

ROBERT B. WALLACH
President & Chief Operating Officer

NICHOLAS J. LETIZIA
Senior Vice President, General Counsel, Secretary & Treasurer

WILLIAM J. MCHALE, JR.
Senior Vice President, Finance

ROGER A. BARRIOS
Senior Vice President, Sales
President, AmQUEST, Inc., a wholly-owned subsidiary of Infocrossing, Inc.

THOMAS J. LAUDATI
Senior Vice President, Enterprise Engineering

GARRY LAZAREWICZ
Senior Vice President, Research & Development

MICHAEL L. WILCZAK
Senior Vice President, Corporate Development

INFOCROSSING, INC.
2 Christie Heights Street
Leonia, NJ 07605
Telephone (201) 840-4700
Facsimile (201) 840-7250

http://www.infocrossing.com

AmQUEST, Inc.
6620 Bay Circle
Norcross, GA 30071

Independent Auditors

ERNST & YOUNG, LLP
5 Times Square
New York, NY 10036
Telephone (212) 773-3000

CONTINENTAL STOCK TRANSFER & TRUST CO.
17 Battery Place, 8th Floor
New York, NY 10004
Telephone (212) 509-4000

Stock Market
The NASDAQ Stock Market
National Market System — Symbol: IFOX

To request a copy of the Company's latest Form 10-K, or for other information:
Investor Relations Department
2 Christie Heights Street
Leonia, NJ 07605
Telephone (201) 840-4700
Investor_Relations@Infocrossing.com


ENTERPRISE
ENTERPRISE

Forward Looking Statements

Statements made in this Annual Report, including the accompanying financial statements and notes, other than statements of historical fact, are forward-looking statements that involve risks and uncertainties. These statements relate to future events or our future financial performance, including statements relating to products, customers, suppliers, business prospects and effects of acquisitions. In some cases, forward-looking statements can be identified by terminology such as "may," "will," "should," "expect," "anticipate," "intend," "plan," "believe," "estimate," "potential," or "continue," the negative of these terms or other comparable terminology. These statements involve a number of risks and uncertainties, including incomplete or preliminary information; changes in government regulations and policies; continued acceptance of our products and services in the marketplace; competitive factors; technological changes; our dependence upon third-party suppliers; intellectual property rights; business and economic conditions generally; and other risks and uncertainties including those set forth in this report that could cause actual events or results to differ materially from any forward-looking statement.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report and are based on information currently and reasonably known to us. We undertake no obligation to release any revisions to or update these forward-looking statements to reflect events or circumstances that occur after the date of this Annual Report or to reflect the occurrence or effect of anticipated or unanticipated events.

2 Christie Heights Street

Leonia, New Jersey 07605

phone 201-840-4700

fax 201-840-7250

www.infocrossing.com

